UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At September 30, 2018 and report on review of

Quarterly Information

(A free translation of the original in Portuguese)

Index (Expressed in millions of reais, unless otherwise indicated)

Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	Current Quarter 09/30/2018	Previous Fiscal Year 12/31/2017
1	Total Assets	814,913,000	723,855,000
1.01	Current Assets	99,611,000	81,883,000
1.01.01	Cash and Cash Equivalents	4,089,000	1,305,000
1.01.02	Marketable Securities	3,950,000	3,531,000
1.01.03	Trade and Other Receivables	39,370,000	34,239,000
1.01.04	Inventories	32,439,000	23,165,000
1.01.06	Recoverable Taxes	7,225,000	6,183,000
1.01.06.01	Current Recoverable Taxes	7,225,000	6,183,000
1.01.06.01.01	Current Income Tax and Social Contribution	171,000	669,000
1.01.06.01.02	Other Recoverable Taxes	7,054,000	5,514,000
1.01.08	Other Current Assets	12,538,000	13,460,000
1.01.08.01	Non-Current Assets Held for Sale	325,000	9,520,000
1.01.08.03	Others	12,213,000	3,940,000
1.01.08.03.01	Advances to Suppliers	117,000	173,000
1.01.08.03.02	Others	12,096,000	3,767,000
1.02	Non-Current Assets	715,302,000	641,972,000
1.02.01	Long-Term Receivables	60,505,000	50,816,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	192,000	204,000
1.02.01.04	Trade and Other Receivables	15,652,000	15,211,000
1.02.01.07	Deferred Taxes	12,400,000	8,999,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	3,983,000	−
1.02.01.07.02	Deferred Taxes and Contributions	8,417,000	8,999,000
1.02.01.10	Other Non-Current Assets	32,261,000	26,402,000
1.02.01.10.03	Advances to Suppliers	394,000	502,000
1.02.01.10.04	Judicial Deposits	22,654,000	17,085,000
1.02.01.10.05	Other Long-Term Assets	9,213,000	8,815,000
1.02.02	Investments	185,086,000	149,356,000
1.02.03	Property, Plant and Equipment	460,437,000	435,536,000
1.02.04	Intangible Assets	9,274,000	6,264,000

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	Current Quarter 09/30/2018	Previous Fiscal Year 12/31/2017
2	Total Liabilities	814,913,000	723,855,000
2.01	Current Liabilities	204,579,000	132,319,000
2.01.01	Payroll, Profit Sharing and Related Charges	5,736,000	3,662,000
2.01.02	Trade Payables	32,793,000	22,179,000
2.01.03	Taxes Obligations	1,278,000	243,000
2.01.03.01	Federal Taxes Obligations	1,278,000	243,000
2.01.03.01.01	Income Tax and Social Contribution Payable	1,278,000	243,000
2.01.04	Current Debt and Finance Lease Obligations	128,620,000	75,985,000
2.01.04.01	Current Debt	127,454,000	74,724,000
2.01.04.03	Finance Lease Obligations	1,166,000	1,261,000
2.01.05	Other Liabilities	23,139,000	20,590,000
2.01.05.02	Others	23,139,000	20,590,000
2.01.05.02.04	Other Taxes and Contributions	14,152,000	14,485,000
2.01.05.02.05	Agreement to the termination of investigations	3,536,000	−
2.01.05.02.06	Other liabilities	5,451,000	6,105,000
2.01.06	Provisions	13,013,000	9,054,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,167,000	6,397,000
2.01.06.01.04	Provisions for Civil Lawsuits	10,167,000	6,397,000
2.01.06.02	Other Provisions	2,846,000	2,657,000
2.01.06.02.04	Pension and Medical Benefits	2,846,000	2,657,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	−	606,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	−	606,000
2.02	Non-Current Liabilities	319,969,000	327,551,000
2.02.01	Non-Current Debt and Finance Lease Obligations	191,224,000	197,501,000
2.02.01.01	Non-Current Debt	187,756,000	193,393,000
2.02.01.03	Finance Lease Obligations	3,468,000	4,108,000
2.02.02	Other Liabilities	2,112,000	2,169,000
2.02.02.02	Others	2,112,000	2,169,000
2.02.02.02.03	Income Tax and Social Contribution	2,112,000	2,169,000
2.02.03	Deferred Taxes	−	2,762,000
2.02.03.01	Deferred Taxes	−	2,762,000
2.02.04	Provisions	126,633,000	125,119,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,306,000	12,680,000
2.02.04.02	Other Provisions	116,327,000	112,439,000
2.02.04.02.04	Pension and Medical Benefits	67,178,000	64,519,000
2.02.04.02.05	Provision for Decommissioning Costs	46,105,000	45,677,000
2.02.04.02.06	Other Provisions	3,044,000	2,243,000
2.03	Shareholders' Equity	290,365,000	263,985,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,673,000	2,673,000
2.03.04	Profit Reserves	98,510,000	77,148,000
2.03.08	Other Comprehensive Income	(16,250,000)	(21,268,000)

Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2018 to 09/30/2018	Accumulated of the Current Year 01/01/2018 to 09/30/2018	Same Quarter of the Previous Year 07/01/2017 to 09/30/2017	Accumulated of the Previous Year 01/01/2017 to 09/30/2017
3.01	Sales Revenues	83,035,000	204,186,000	56,391,000	165,950,000
3.02	Cost of Sales	(54,056,000)	(130,056,000)	(40,491,000)	(114,509,000)
3.03	Gross Profit	28,979,000	74,130,000	15,900,000	51,441,000
3.04	Operating Expenses / Income	(12,648,000)	(27,652,000)	(10,880,000)	(22,236,000)
3.04.01	Selling Expenses	(6,414,000)	(15,853,000)	(5,001,000)	(13,829,000)
3.04.02	General and Administrative Expenses	(1,527,000)	(4,554,000)	(1,711,000)	(4,844,000)
3.04.05	Other Operating Expenses	(8,495,000)	(17,587,000)	(5,858,000)	(8,959,000)
3.04.05.01	Other Taxes	(477,000)	(1,048,000)	(743,000)	(3,353,000)
3.04.05.02	Research and Development Expenses	(625,000)	(1,710,000)	(424,000)	(1,309,000)
3.04.05.03	Exploration Costs	(404,000)	(1,421,000)	(436,000)	(1,324,000)
3.04.05.05	Other Operating Expenses, Net	(6,989,000)	(13,408,000)	(4,255,000)	(2,973,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	3,788,000	10,342,000	1,690,000	5,396,000
3.05	Net Income Before Financial Results and Income Taxes	16,331,000	46,478,000	5,020,000	29,205,000
3.06	Finance Income (Expenses), Net	(5,405,000)	(12,033,000)	(4,834,000)	(16,020,000)
3.06.01	Finance Income	1,121,000	4,576,000	796,000	2,166,000
3.06.01.01	Finance Income	1,121,000	4,576,000	796,000	2,166,000
3.06.02	Finance Expenses	(6,526,000)	(16,609,000)	(5,630,000)	(18,186,000)
3.06.02.01	Finance Expenses	(3,799,000)	(10,475,000)	(3,688,000)	(13,108,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,727,000)	(6,134,000)	(1,942,000)	(5,078,000)
3.07	Net Income Before Income Taxes	10,926,000	34,445,000	186,000	13,185,000
3.08	Income Tax and Social Contribution	(4,282,000)	(10,768,000)	80,000	(8,154,000)
3.08.01	Current	(4,172,000)	(10,432,000)	(36,000)	(1,945,000)
3.08.02	Deferred	(110,000)	(336,000)	116,000	(6,209,000)
3.09	Net Income from Continuing Operations	6,644,000	23,677,000	266,000	5,031,000
3.11	Income / (Loss) for the Period	6,644,000	23,677,000	266,000	5,031,000
3.99	Income per Share (R$/Share)
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	0.510000	1.820000	0.020000	0.390000
3.99.01.02	Preferred Shares	0.510000	1.820000	0.020000	0.390000
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	0.510000	1.820000	0.020000	0.390000
3.99.02.02	Preferred Shares	0.510000	1.820000	0.020000	0.390000

Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2018 to 09/30/2018	Accumulated of the Current Year 01/01/2018 to 09/30/2018	Same Quarter of the Previous Year 07/01/2017 to 09/30/2017	Accumulated of the Previous Year 01/01/2017 to 09/30/2017
4.01	Net Income for the Period	6,644,000	23,677,000	266,000	5,031,000
4.02	Other Comprehensive Income	2,263,000	5,092,000	2,873,000	6,502,000
4.02.03	Cumulative Translation Adjustments	5,580,000	26,370,000	(4,193,000)	(2,618,000)
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(5,000)	(21,000)	−	−
4.02.06	Deferred Income Tax and Social Contribution on securities measured at fair value through other comprehensive income	7,000	7,000	−	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(8,100,000)	(39,455,000)	7,725,000	5,297,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,875,000	7,911,000	2,046,000	5,880,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	1,777,000	10,725,000	(3,322,000)	(3,800,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	129,000	(445,000)	617,000	1,743,000
4.03	Total Comprehensive Income for the Period	8,907,000	28,769,000	3,139,000	11,533,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 09/30/2018 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000
5.02	Prior Period Adjustments	−	−	−	(1,018,000)	(67,000)	(1,085,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(1,018,000)	(21,335,000)	262,900,000
5.04	Capital Transactions with Owners	−	−	−	(1,297,000)	(7,000)	(1,304,000)
5.04.06	Dividends	−	−	−	(1,304,000)	−	(1,304,000)
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−
5.05	Total of Comprehensive Income	−	−	−	23,677,000	5,092,000	28,769,000
5.05.01	Net Income for the Period	−	−	−	23,677,000	−	23,677,000
5.05.02	Other Comprehensive Income	−	−	−	−	5,092,000	5,092,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	21,362,000	(16,250,000)	290,365,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 09/30/2017 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.04	Capital Transactions with Owners	−	1,000	−	7,000	(7,000)	1,000
5.04.08	Change in Interest in Subsidiaries	−	1,000	−	−	−	1,000
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−
5.05	Total of Comprehensive Income	−	−	−	5,031,000	6,502,000	11,533,000
5.05.01	Net Income for the Period	−	−	−	5,031,000	−	5,031,000
5.05.02	Other Comprehensive Income	−	−	−	−	6,502,000	6,502,000
5.07	Balance at the End of the Period	205,432,000	1,252,000	77,584,000	5,038,000	(27,542,000)	261,764,000

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 09/30/2018	Accumulated of the Previous Year 01/01/2017 to 09/30/2017
6.01	Net cash provided by operating activities	26,759,000	29,028,000
6.01.01	Cash provided by operating activities	64,106,000	49,052,000
6.01.01.01	Net Income (loss) for the period	23,677,000	5,031,000
6.01.01.02	Pension and medical benefits (actuarial expense)	5,347,000	5,994,000
6.01.01.03	Results in equity-accounted investments	(10,342,000)	(5,396,000)
6.01.01.04	Depreciation, depletion and amortization	24,950,000	24,455,000
6.01.01.05	Impairment of assets (reversal)	115,000	129,000
6.01.01.06	Exploratory expenditures write-offs	259,000	486,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	(2,269,000)	(4,878,000)
6.01.01.08	Foreign exchange, indexation and finance charges	16,966,000	15,302,000
6.01.01.09	Deferred income taxes, net	337,000	6,209,000
6.01.01.10	Allowance for expected credit losses	3,338,000	646,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,728,000	1,772,000
6.01.01.15	Gain on remeasurement of investment retained with loss of control	−	(698,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(37,347,000)	(20,024,000)
6.01.02.01	Trade and other receivables, net	(30,940,000)	(17,579,000)
6.01.02.02	Inventories	(9,141,000)	758,000
6.01.02.03	Judicial deposits	(5,573,000)	(1,868,000)
6.01.02.04	Other assets	(4,088,000)	(794,000)
6.01.02.05	Trade payables	5,668,000	(1,440,000)
6.01.02.06	Other taxes payable	9,356,000	6,004,000
6.01.02.07	Pension and medical benefits	(2,500,000)	(1,870,000)
6.01.02.08	Income tax and social contribution paid	(5,920,000)	(1,391,000)
6.01.02.09	Other liabilities	5,791,000	(1,844,000)
6.02	Net cash used in investing activities	(36,869,000)	(24,682,000)
6.02.01	Acquisition of PP&E and intangibles assets	(48,817,000)	(20,126,000)
6.02.02	Increase in investments in investees	(5,464,000)	(12,589,000)
6.02.03	Proceeds from disposal of assets - Divestment	8,906,000	7,854,000
6.02.04	Divestment (investment) in marketable securities	3,213,000	(3,443,000)
6.02.05	Dividends received	5,293,000	3,622,000
6.03	Net cash used in financing activities	12,894,000	(7,429,000)
6.03.02	Proceeds from financing	81,915,000	69,697,000
6.03.03	Repayment of principal	(61,277,000)	(66,165,000)
6.03.04	Repayment of interest	(6,554,000)	(10,961,000)
6.03.05	Dividends paid to shareholders	(1,190,000)	−
6.05	Net increase/ (decrease) in cash and cash equivalents	2,784,000	(3,083,000)
6.05.01	Cash and cash equivalents at the beginning of the year	1,305,000	6,267,000
6.05.02	Cash and cash equivalents at the end of the period	4,089,000	3,184,000

Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 09/30/2018	Accumulated of the Previous Year 01/01/2017 to 09/30/2017
7.01	Sales Revenues	302,933,000	256,887,000
7.01.01	Sales of Goods and Services	274,973,000	222,066,000
7.01.02	Other Revenues	7,500,000	12,208,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	23,797,000	23,259,000
7.01.04	Allowance for expected credit losses	(3,337,000)	(646,000)
7.02	Inputs Acquired from Third Parties	(94,034,000)	(89,388,000)
7.02.01	Cost of Sales	(38,345,000)	(31,323,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(36,328,000)	(43,352,000)
7.02.03	Impairment Charges / Reversals of Assets	(115,000)	(129,000)
7.02.04	Others	(19,246,000)	(14,584,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(19,246,000)	(14,584,000)
7.03	Gross Added Value	208,899,000	167,499,000
7.04	Retentions	(24,950,000)	(24,455,000)
7.04.01	Depreciation, Amortization and Depletion	(24,950,000)	(24,455,000)
7.05	Net Added Value Produced	183,949,000	143,044,000
7.06	Transferred Added Value	15,631,000	8,247,000
7.06.01	Share of Profit of Equity-Accounted Investments	10,342,000	5,396,000
7.06.02	Finance Income	4,576,000	2,166,000
7.06.03	Others	713,000	685,000
7.07	Total Added Value to be Distributed	199,580,000	151,291,000
7.08	Distribution of Added Value	199,580,000	151,291,000
7.08.01	Employee Compensation	19,767,000	17,614,000
7.08.01.01	Salaries	11,074,000	10,026,000
7.08.01.02	Fringe Benefits	7,926,000	6,793,000
7.08.01.03	Unemployment Benefits (FGTS)	767,000	795,000
7.08.02	Taxes and Contributions	95,820,000	70,284,000
7.08.02.01	Federal	73,259,000	49,810,000
7.08.02.02	State	22,382,000	20,309,000
7.08.02.03	Municipal	179,000	165,000
7.08.03	Return on Third-Party Capital	60,316,000	58,362,000
7.08.03.01	Interest	20,590,000	21,600,000
7.08.03.02	Rental Expenses	39,726,000	36,762,000
7.08.04	Return on Shareholders' Equity	23,677,000	5,031,000
7.08.04.01	Interest on Capital	1,304,000	−
7.08.04.03	Retained Earnings / (Losses) for the Period	22,373,000	5,031,000

Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	Current Period 09/30/2018	Previous Fiscal Year 12/31/2017
1	Total Assets	866,756,000	831,515,000
1.01	Current Assets	150,201,000	155,909,000
1.01.01	Cash and Cash Equivalents	56,803,000	74,494,000
1.01.02	Marketable Securities	4,164,000	6,237,000
1.01.03	Trade and Other Receivables	25,660,000	16,446,000
1.01.04	Inventories	38,865,000	28,081,000
1.01.06	Recoverable Taxes	9,441,000	8,062,000
1.01.06.01	Current Recoverable Taxes	9,441,000	8,062,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,115,000	1,584,000
1.01.06.01.02	Other Recoverable Taxes	8,326,000	6,478,000
1.01.08	Other Current Assets	15,268,000	22,589,000
1.01.08.01	Non-Current Assets Held for Sale	1,510,000	17,592,000
1.01.08.03	Others	13,758,000	4,997,000
1.01.08.03.01	Advances to Suppliers	265,000	258,000
1.01.08.03.02	Others	13,493,000	4,739,000
1.02	Non-Current Assets	716,555,000	675,606,000
1.02.01	Long-Term Receivables	81,576,000	70,955,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	199,000	211,000
1.02.01.04	Trade and Other Receivables	17,827,000	17,120,000
1.02.01.07	Deferred Taxes	25,684,000	21,544,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	15,976,000	11,373,000
1.02.01.07.02	Deferred Taxes and Contributions	9,708,000	10,171,000
1.02.01.10	Other Non-Current Assets	37,866,000	32,080,000
1.02.01.10.03	Advances to Suppliers	2,984,000	3,413,000
1.02.01.10.04	Judicial Deposits	24,185,000	18,465,000
1.02.01.10.05	Other Long-Term Assets	10,697,000	10,202,000
1.02.02	Investments	13,396,000	12,554,000
1.02.03	Property, Plant and Equipment	610,728,000	584,357,000
1.02.04	Intangible Assets	10,855,000	7,740,000

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	Current Period 09/30/2018	Previous Fiscal Year 12/31/2017
2	Total Liabilities	866,756,000	831,515,000
2.01	Current Liabilities	94,072,000	82,535,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,781,000	4,331,000
2.01.02	Trade Payables	27,458,000	19,077,000
2.01.03	Taxes Obligations	1,514,000	990,000
2.01.03.01	Federal Taxes Obligations	1,514,000	990,000
2.01.03.01.01	Income Tax and Social Contribution Payable	1,514,000	990,000
2.01.04	Current Debt and Finance Lease Obligations	16,235,000	23,244,000
2.01.04.01	Current Debt	16,146,000	23,160,000
2.01.04.03	Finance Lease Obligations	89,000	84,000
2.01.05	Other Liabilities	26,862,000	23,344,000
2.01.05.02	Others	26,862,000	23,344,000
2.01.05.02.04	Other Taxes and Contributions	14,776,000	15,046,000
2.01.05.02.05	Agreement to the termination of investigations	3,536,000	−
2.01.05.02.06	Other liabilities	8,550,000	8,298,000
2.01.06	Provisions	15,070,000	10,254,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	12,077,000	7,463,000
2.01.06.01.04	Provisions for Civil Lawsuits	12,077,000	7,463,000
2.01.06.02	Other Provisions	2,993,000	2,791,000
2.01.06.02.04	Pension and Medical Benefits	2,993,000	2,791,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	152,000	1,295,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	152,000	1,295,000
2.02	Non-Current Liabilities	476,509,000	479,371,000
2.02.01	Non-Current Debt and Finance Lease Obligations	336,566,000	338,239,000
2.02.01.01	Non-Current Debt	335,902,000	337,564,000
2.02.01.03	Finance Lease Obligations	664,000	675,000
2.02.02	Other Liabilities	2,161,000	2,219,000
2.02.02.02	Others	2,161,000	2,219,000
2.02.02.02.03	Income Tax and Social Contribution	2,161,000	2,219,000
2.02.03	Deferred Taxes	1,745,000	3,956,000
2.02.03.01	Deferred Taxes	1,745,000	3,956,000
2.02.04	Provisions	136,037,000	134,957,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	12,175,000	15,778,000
2.02.04.02	Other Provisions	123,862,000	119,179,000
2.02.04.02.04	Pension and Medical Benefits	72,516,000	69,421,000
2.02.04.02.05	Provision for Decommissioning Costs	47,631,000	46,785,000
2.02.04.02.06	Other Provisions	3,715,000	2,973,000
2.03	Shareholders' Equity	296,175,000	269,609,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,457,000	2,457,000
2.03.04	Profit Reserves	98,726,000	77,364,000
2.03.08	Other Comprehensive Income	(16,250,000)	(21,268,000)
2.03.09	Non-controlling interests	5,810,000	5,624,000

Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2018 to 09/30/2018	Accumulated of the Current Year 01/01/2018 to 09/30/2018	Same Quarter of the Previous Year 07/01/2017 to 09/30/2017	Accumulated of the Previous Year 01/01/2017 to 09/30/2017
3.01	Sales Revenues	98,260,000	257,116,000	71,822,000	207,183,000
3.02	Cost of Sales	(63,616,000)	(164,076,000)	(50,585,000)	(140,791,000)
3.03	Gross Profit	34,644,000	93,040,000	21,237,000	66,392,000
3.04	Operating Expenses / Income	(16,650,000)	(39,744,000)	(13,021,000)	(27,689,000)
3.04.01	Selling Expenses	(5,899,000)	(14,775,000)	(4,237,000)	(10,516,000)
3.04.02	General and Administrative Expenses	(2,213,000)	(6,561,000)	(2,451,000)	(6,979,000)
3.04.05	Other Operating Expenses	(9,513,000)	(20,204,000)	(6,771,000)	(11,859,000)
3.04.05.01	Other Taxes	(791,000)	(1,631,000)	(1,013,000)	(4,373,000)
3.04.05.02	Research and Development Expenses	(627,000)	(1,715,000)	(425,000)	(1,311,000)
3.04.05.03	Exploration Costs	(412,000)	(1,438,000)	(671,000)	(1,570,000)
3.04.05.05	Other Operating Expenses, Net	(7,683,000)	(15,420,000)	(4,662,000)	(4,605,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	975,000	1,796,000	438,000	1,665,000
3.05	Net Income Before Financial Results and Income Taxes	17,994,000	53,296,000	8,216,000	38,703,000
3.06	Finance Income (Expenses), Net	(5,841,000)	(15,734,000)	(7,411,000)	(24,001,000)
3.06.01	Finance Income	2,254,000	7,951,000	741,000	2,725,000
3.06.01.01	Finance Income	2,254,000	7,951,000	741,000	2,725,000
3.06.02	Finance Expenses	(8,095,000)	(23,685,000)	(8,152,000)	(26,726,000)
3.06.02.01	Finance Expenses	(4,752,000)	(15,948,000)	(5,231,000)	(18,044,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(3,343,000)	(7,737,000)	(2,921,000)	(8,682,000)
3.07	Net Income Before Income Taxes	12,153,000	37,562,000	805,000	14,702,000
3.08	Income Tax and Social Contribution	(5,249,000)	(13,842,000)	(155,000)	(8,953,000)
3.08.01	Current	(4,853,000)	(12,282,000)	(853,000)	(4,252,000)
3.08.02	Deferred	(396,000)	(1,560,000)	698,000	(4,701,000)
3.09	Net Income from Continuing Operations	6,904,000	23,720,000	650,000	5,749,000
3.11	Income / (Loss) for the Period	6,904,000	23,720,000	650,000	5,749,000
3.11.01	Attributable to Shareholders of Petrobras	6,644,000	23,677,000	266,000	5,031,000
3.11.02	Attributable to Non-Controlling Interests	260,000	43,000	384,000	718,000
3.99	Income per Share (R$/Share)
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	0.51000	1.82000	0.02000	0.39000
3.99.01.02	Preferred Shares	0.51000	1.82000	0.02000	0.39000
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	0.51000	1.82000	0.02000	0.39000
3.99.02.02	Preferred Shares	0.51000	1.82000	0.02000	0.39000

Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2018 to 09/30/2018	Accumulated of the Current Year 01/01/2018 to 09/30/2018	Same Quarter of the Previous Year 07/01/2017 to 09/30/2017	Accumulated of the Previous Year 01/01/2017 to 09/30/2017
4.01	Net Income for the Period	6,904,000	23,720,000	650,000	5,749,000
4.02	Other Comprehensive Income	2,362,000	5,587,000	2,786,000	6,426,000
4.02.03	Cumulative Translation Adjustments	5,679,000	26,865,000	(4,280,000)	(2,694,000)
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(5,000)	(21,000)	15,000	(27,000)
4.02.06	Deferred Income Tax and Social Contribution on securities available for sale	7,000	7,000	−	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(8,143,000)	(39,831,000)	7,772,000	5,491,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	3,166,000	8,673,000	2,569,000	7,375,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	1,692,000	10,594,000	(3,516,000)	(4,375,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(34,000)	(700,000)	226,000	656,000
4.03	Total Comprehensive Income for the Period	9,266,000	29,307,000	3,436,000	12,175,000
4.03.01	Attributable to Shareholders of Petrobras	8,907,000	28,769,000	3,139,000	11,533,000
4.03.02	Attributable to Non-controlling Interests	359,000	538,000	297,000	642,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 09/30/2018 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Consolidated Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000	5,624,000	269,609,000
5.02	Prior Period Adjustments	−	−	−	(1,018,000)	(67,000)	(1,085,000)	(51,000)	(1,136,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(1,018,000)	(21,335,000)	262,900,000	5,573,000	268,473,000
5.04	Capital Transactions with Owners	−	−	−	(1,297,000)	(7,000)	(1,304,000)	(301,000)	(1,605,000)
5.04.06	Dividends	−	−	−	(1,304,000)	−	(1,304,000)	(420,000)	(1,724,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	119,000	119,000
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	23,677,000	5,092,000	28,769,000	538,000	29,307,000
5.05.01	Net Income for the Period	−	−	−	23,677,000	−	23,677,000	43,000	23,720,000
5.05.02	Other Comprehensive Income	−	−	−	−	5,092,000	5,092,000	495,000	5,587,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	21,362,000	(16,250,000)	290,365,000	5,810,000	296,175,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 09/30/2017 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Consolidated Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.04	Capital Transactions with Owners	−	1,000	−	7,000	(7,000)	1,000	(400,000)	(399,000)
5.04.06	Dividends	−	−	−	−	−	−	(207,000)	(207,000)
5.04.08	Capital Transactions	−	1,000	−	−	−	1,000	(193,000)	(192,000)
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	5,031,000	6,502,000	11,533,000	642,000	12,175,000
5.05.01	Net Income for the Period	−	−	−	5,031,000	−	5,031,000	718,000	5,749,000
5.05.02	Other Comprehensive Income	−	−	−	−	6,502,000	6,502,000	(76,000)	6,426,000
5.07	Balance at the End of the Period	205,432,000	1,252,000	77,584,000	5,038,000	(27,542,000)	261,764,000	2,755,000	264,519,000

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 09/30/2018	Accumulated of the Previous Year 01/01/2017 to 09/30/2017
6.01	Net cash provided by operating activities	69,738,000	66,900,000
6.01.01	Cash provided by operating activities	88,867,000	70,194,000
6.01.01.01	Net Income (loss) for the period	23,720,000	5,749,000
6.01.01.02	Pension and medical benefits (actuarial expense)	5,828,000	6,528,000
6.01.01.03	Results in equity-accounted investments	(1,796,000)	(1,665,000)
6.01.01.04	Depreciation, depletion and amortization	32,720,000	32,033,000
6.01.01.05	Impairment of assets (reversal)	1,382,000	351,000
6.01.01.06	Exploratory expenditures write-offs	259,000	715,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	(1,873,000)	(5,269,000)
6.01.01.08	Foreign exchange, indexation and finance charges	21,703,000	23,494,000
6.01.01.09	Deferred income taxes, net	1,560,000	4,701,000
6.01.01.10	Allowance for expected credit losses	3,445,000	2,033,000
6.01.01.11	Inventory write-down to net realizable value	132,000	216,000
6.01.01.12	Reclassification of cumulative translation adjustment	−	185,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,787,000	1,821,000
6.01.01.15	Gain on remeasurement of investment retained with loss of control	−	(698,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(19,129,000)	(3,294,000)
6.01.02.01	Trade and other receivables, net	(9,644,000)	(2,476,000)
6.01.02.02	Inventories	(9,667,000)	977,000
6.01.02.03	Judicial deposits	(5,604,000)	(1,840,000)
6.01.02.04	Other assets	(4,699,000)	(526,000)
6.01.02.05	Trade payables	5,977,000	(226,000)
6.01.02.06	Other taxes payable	9,491,000	7,217,000
6.01.02.07	Pension and medical benefits	(2,646,000)	(1,973,000)
6.01.02.08	Income tax and social contribution paid	(6,911,000)	(2,127,000)
6.01.02.09	Other liabilities	4,574,000	(2,320,000)
6.02	Net cash used in investing activities	(13,231,000)	(22,910,000)
6.02.01	Acquisition of PP&E and intangibles assets	(33,962,000)	(30,113,000)
6.02.02	Increase in investments in investees	(105,000)	(137,000)
6.02.03	Proceeds from disposal of assets - Divestment	16,883,000	9,458,000
6.02.04	Divestment (investment) in marketable securities	2,143,000	(2,924,000)
6.02.05	Dividends received	1,810,000	806,000
6.03	Net cash used in financing activities	(84,380,000)	(36,617,000)
6.03.01	Non-controlling interest	119,000	(194,000)
6.03.02	Proceeds from financing	30,626,000	72,082,000
6.03.03	Repayment of principal	(97,105,000)	(90,642,000)
6.03.04	Repayment of interest	(16,194,000)	(17,384,000)
6.03.05	Dividends paid to shareholders	(1,190,000)	−
6.03.06	Dividends paid to non-controlling interests	(636,000)	(479,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	10,182,000	(2,050,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(17,691,000)	5,323,000
6.05.01	Cash and cash equivalents at the beginning of the year	74,494,000	69,108,000
6.05.02	Cash and cash equivalents at the end of the period	56,803,000	74,431,000

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2018 to 09/30/2018	Accumulated of the Previous Year 01/01/2017 to 09/30/2017
7.01	Sales Revenues	359,034,000	301,555,000
7.01.01	Sales of Goods and Services	325,979,000	263,760,000
7.01.02	Other Revenues	9,386,000	14,463,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	27,114,000	25,365,000
7.01.04	Allowance for expected credit losses	(3,445,000)	(2,033,000)
7.02	Inputs Acquired from Third Parties	(121,648,000)	(107,475,000)
7.02.01	Cost of Sales	(60,288,000)	(45,338,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(39,136,000)	(45,762,000)
7.02.03	Impairment Charges / Reversals of Assets	(1,382,000)	(351,000)
7.02.04	Others	(20,842,000)	(16,024,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(20,710,000)	(15,808,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(132,000)	(216,000)
7.03	Gross Added Value	237,386,000	194,080,000
7.04	Retentions	(32,720,000)	(32,033,000)
7.04.01	Depreciation, Amortization and Depletion	(32,720,000)	(32,033,000)
7.05	Net Added Value Produced	204,666,000	162,047,000
7.06	Transferred Added Value	10,105,000	4,745,000
7.06.01	Share of Profit of Equity-Accounted Investments	1,796,000	1,665,000
7.06.02	Finance Income	7,951,000	2,725,000
7.06.03	Others	358,000	355,000
7.07	Total Added Value to be Distributed	214,771,000	166,792,000
7.08	Distribution of Added Value	214,771,000	166,792,000
7.08.01	Employee Compensation	23,851,000	21,632,000
7.08.01.01	Salaries	14,128,000	13,049,000
7.08.01.02	Fringe Benefits	8,838,000	7,665,000
7.08.01.03	Unemployment Benefits (FGTS)	885,000	918,000
7.08.02	Taxes and Contributions	117,384,000	88,283,000
7.08.02.01	Federal	79,259,000	53,917,000
7.08.02.02	State	37,624,000	33,892,000
7.08.02.03	Municipal	501,000	474,000
7.08.03	Return on Third-Party Capital	49,816,000	51,128,000
7.08.03.01	Interest	28,632,000	31,386,000
7.08.03.02	Rental Expenses	21,184,000	19,742,000
7.08.04	Return on Shareholders' Equity	23,720,000	5,749,000
7.08.04.01	Interest on Capital	1,304,000	−
7.08.04.03	Retained Earnings / (Losses) for the Period	22,373,000	5,031,000
7.08.04.04	Write-Off of Overpayments Incorrectly Capitalized	43,000	718,000

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

Petrobras’ shares are listed on Brazilian stock exchange (B3) Level 2 Corporate Governance special listing segment and the Company, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3).

The provisions of the Level 2 Regulation, the terms of which follow high level corporate governance standards, shall prevail over statutory provisions in the event of damage to the rights of investors of public offers provided for in the Company's Bylaws, except for the following topics: (i) voting rights of preferred shareholders in certain matters set forth in Level 2 Regulation, although the Minority Shareholders’ Committee may represent them in such issues, and (ii) disputes or controversies that refer to Petrobras’ activities pursuant to art. 1 of Law 9,478/97, observing the provisions of the Bylaws, regarding the public interest that justified the Company’s creation; and (iii) disputes or controversies involving inalienable rights, as provided for in article 58 of the Bylaws.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly owned subsidiaries, controlled companies, alone or through joint venture with third parties, in Brazil or abroad.

The economic activities linked to its business purpose shall be undertaken by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 10,438/02 (oil & gas and electricity sector regulations, respectively).

Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet the objectives of the national energy policy.

The Brazilian Federal Government may only guide the Company to assume obligations or responsibilities under conditions different from those of any other private sector company operating in the same market, when:

I – established by law or regulation, as well as under provisions of agreements with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

Moreover, the Company’s Finance Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company's operations, In this case, for every financial year, the Federal Government shall compensate the Company.

2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared and are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

This interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2017, which include the full set of notes.

The Company’s Board of Directors, in a meeting held on November 5, 2018, authorized the issuance of these consolidated interim financial information.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

3.	The “Lava Jato (Car Wash) investigation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For additional information about this write off and its approach to estimate amounts overpaid by the Company, see note 3 to the audited consolidated financial statements ended December 31, 2017.

In the preparation of these unaudited interim financial statements ended September 30, 2018, the Company has not identified any additional information that would affect the adopted calculation methodology to write off the amounts overpaid. The Company has monitored the progress of investigations by Brazilian authorities under the Lava Jato Operation, as well as an internal investigation carried out by independent law firms. The Company will continue to monitor these investigations for additional information and will review their potential impact on the adjustment made.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and the Brazilian Supreme Court. As a result, we have entered into 54 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

Accordingly, the Company joined 16 public civil suits addressing acts of administrative misconduct filed by the Brazilian Public Prosecutor’s Office and the Federal Government, including demands for compensation for reputation damages.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements or plea agreements for return of funds, the Company may be entitled to receive a portion of such funds. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any future recoverable amount will be recognized as income when received or when its economic benefits become virtually certain.

In addition to R$ 1,476 recovered from Lava Jato investigation through December 31, 2017, leniency and plea agreements in the nine-month period ended September 30, 2018 entitled the Company to receive funds in the amount of R$ 1,736. This amount was accounted for as other income and expenses and the remaining balance of receivables carried on the statement of financial position at September 30, 2018 was R$ 702. The total funds collected through September 30, 2018 under the Lava Jato investigation amounted to R$ 3,212.

3.1.	Investigations involving the Company
3.1.1.	U.S. Securities and Exchange Commission and Department of Justice inquiries

Petrobras is not a target of the Lava Jato investigation and is formally recognized as a victim of the improper payments scheme by the Brazilian Authorities.

On November 21, 2014, Petrobras received a subpoena from the SEC requesting certain documents and information about the Company with respect to, among other things, the Lava Jato investigation and any allegations regarding a violation of the U.S. Foreign Corrupt Practices Act. The DoJ conducted a similar inquiry and the Company is cooperated with both investigations working with independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation.

On September 27, 2018, the Company settled the open matters with DoJ and the SEC investigation which encompassed the company’s internal controls, books and records, and financial statements from 2003 to 2012.

These agreements fully resolve the inquiries carried out by these authorities and the terms thereof credit the DOJ and the SEC to receive US$ 85 million each. Additionally, the agreements also credit a remittance of US$683 million to the Brazilian authorities to be deposited into a special fund for investments in Brazil and its use will follow an agreement to be signed by the Brazilian Public Prosecutor’s Office (Ministério Público Federal-MPF). Accordingly, the Company recognized US$ 853 million (R$ 3,536) within other income and expenses in the third quarter of 2018.

This resolution meets the best interest of the Company and its shareholders, and eliminates uncertainties, risks, burdens and costs of potential litigations in the United States.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

3.1.2.	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the stock market. The Brazilian Attorney General (Procuradoria Geral da República) assessed this civil inquiry and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter and it must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information required by the authorities.

4.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2017, except for the changes arising from the adoption of IFRS 9 - Financial Instruments, IFRS 15 - Revenue from Contracts with Customers and IFRIC 22 Foreign Currency Transactions and Advance Consideration. The provisions under these standards and interpretation became effective on January 1, 2018.

4.1.	IFRS 9 - Financial Instruments (CPC 48 - Instrumentos Financeiros)

IFRS 9 establishes, among others things, new requirements for classification and measurement of financial assets, measurement and recognition of impairment of financial assets, changes in the terms of financial assets and liabilities, hedge accounting and disclosure.

As permitted by IFRS 9, the company did not restate prior periods with respect to classification and measurement (including impairment and modification of financial assets and liabilities) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized at January 1, 2018 in retained earnings within equity. Information on the consolidated impacts is presented below:

Item of Consolidated Statement of Financial Position	Balance at 12.31.2017	Adjustment by initial application of IFRS 9	Note	Balance at 01.01.2018
Current assets
Trade and other receivables, net	16,446	(341)	4.1.3	16,105
Non-current assets
Trade and other receivables, net	17,120	(64)	4.1.3	17,056
Deferred income taxes	11,373	499		11,872
Others	10,202	(52)	4.1.3	10,150
Current liabilities
Finance debt	23,160	3	4.1.2	23,163
Non-current liabilities
Finance debt	337,564	1,175	4.1.2	338,739
Equity
Accumulated other comprehensive deficit	(21,268)	(67)	4.1.1	(21,335)
Retained earnings	-	(1,018)		(1,018)
Non-controlling interests	5,624	(51)		5,573

The new hedge accounting requirements were applied prospectively. The cash flow hedge relationships of highly probable future exports for the purposes of IAS 39 were considered as hedges for IFRS 9 purposes, since they also qualify for hedge accounting in accordance with the new standard.

The main accounting policies following the adoption of IFRS 9 at January 1, 2018 are shown below:

4.1.1.	Classification and measurement of financial assets

Financial assets are generally classified and subsequently measured based on the business model in which assets are managed and on their contractual cash flow characteristics, as follows:

•

Amortised cost: when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and the business model’s objective is to hold financial assets in order to collect contractual cash flows;

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

•

Fair value through other comprehensive income: i) when the contractual terms of a debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding and the business model’s objective to collect contractual cash flows and sell financial assets; and ii) equity instruments not held for trading purposes for which the Company has made an irrevocable election in their initial recognition to present changes in fair value in other comprehensive income rather than within profit or loss; and

•	Fair value through profit or loss: if the financial asset does not meet the criteria for the two aforementioned categories.

The table below presents comparative information of marketable securities between the former classification and measurement in accordance with IAS 39 and the current requirements following the effectiveness of IFRS 9:

Classification according to CPC 38 / IAS 39	Carrying amount according to CPC 38 / IAS 39 at December 31, 2017			Classification according to CPC 48 / IFRS 9	Carrying amount according to CPC 48 / IFRS 9 at January 1, 2018
	In Brazil	Abroad	Total		In Brazil	Abroad	Total
Trading securities	3,531	-	3,531	Fair value through profit or loss	4,222	-−	4,222
Available-for-sale securities	505	2,015	2,520	Fair value through other comprehensive income	42	2,015	2,057
Held-to-maturity securities	397	-	397	Amortised cost	169	-	169
	4,433	2,015	6,448		4,433	2,015	6,448

4.1.2.	Modification of contractual cash flows

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount will reflect the discounted present value of its cash flows under the new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in profit or loss.

4.1.3.	Impairment of financial assets

An allowance for expected credit losses is recognized on a financial asset that is measured at amortized cost, including lease receivables, and on financial assets measured at fair value through other comprehensive income.

The Company measures expected credit losses for short-term trade receivables using a provision matrix based on unadjusted historical observed default rates when such information represents the best estimate, or such information adjusted by current and forward-looking information available without undue cost or effort.

The Company measures the allowance for expected credit losses of other financial assets based on their 12-month expected credit losses. However, whenever their credit risks have increased significantly since their initial recognition, the allowance for expected credit losses is based on their lifetime expected credit losses.

Significant increase in credit risk since initial recognition

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date by using certain indicators, such as the actual or expected significant change in the financial instrument’s external credit rating and information on payment delays.

Regardless of the assessment of significant increase in credit risk, a delinquency period of 30 days past due triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and sustainable information.

The Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is considered to have low credit risk at the reporting date. The financial instrument has a low credit risk in case of low risk of default, the counterparty has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Company determines if a financial instrument has low credit risk based on external credit ratings or internal methodologies.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Definition of default

The Company assumes that a default occurs whenever financial assets are at least 90 days past due and or the counterparty does not comply with the legal obligation to pay its debts when due.

Measurement of expected credit losses

The measurement of credit loss comprises the difference between all contractual cash flows that are due to the Company and all the cash flows that the Company expects to receive, discounted at the original effective interest rate weighted by the probability of default.

The probability of default, losses (the magnitude of the loss if a default occurs) and exposure to default are factored into the measurement of the expected credit loss.

The evaluation of default probability takes into account data of the main credit rating agencies, as well as internal valuation methodologies. The loss due to a default also takes into account the probability of expected cash flows from collateral (collateral assets) and other credit enhancements that are part of the contractual terms, less the costs of obtaining and selling that collateral. Exposure to default comprises the gross carrying amount of the financial asset at the reporting date.

Disclosure

The Company recognizes in profit or loss the impairment on financial assets measured at amortized cost.

4.1.4.	Hedge Accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements. The hedge relationship meets all of the hedge effectiveness requirements when:

•	An economic relationship exists between the hedged item and the hedging instrument;
•	The effect of credit risk does not dominate the value changes that result from the economic relationship; and
•

The hedge ratio is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company uses to hedge that quantity of hedged item.

The Company applies cash flow hedge accounting for certain transactions. Hedging relationships qualify for cash flow hedges when they involve the hedging of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that may impact the statement of income.

Gains or losses relating to the effective portion of such hedges are recognized in other comprehensive income within equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in finance income (expense).

When the hedging instrument expires or settled in advance or no longer meets the criteria for hedge accounting, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective is recorded separately in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner such that the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designated for a new hedge relationship.

4.2.	IFRS 15 - Revenue from Contracts with Customers (CPC 47 - Receita de Contrato com Cliente)

The company has determined when and by what amounts revenue from contracts with customer should be recognized according to the following five step approach: 1) identification of the contract with a customer; 2) identification of the separate performance obligations in the contract; 3) determination of the transaction price; 4) allocation of the transaction price to the separate performance obligations in the contract, 5) recognition of revenue when the entity satisfies a performance obligation. A performance obligation is satisfied when the customer obtains control of that good or service.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

For the purposes of the transition requirements, the Company applied this standard retrospectively with the cumulative effect of its application recognized at its effective date within retained earnings. However, the changes arising from the adoption of IFRS 15 only affected the way certain revenues from contracts with customers are disclosed within the statement of income and did not affect net income. Accordingly, there were no impacts within retained earnings (equity).

The following table presents the impacts of adoption of this standard for nine-month period ended September 30, 2018:

		Initial application of IFRS 15 / CPC 47
	Amount at 09.30.2018	Agent	Breakage	Others	Amount without effects of initial application of IRFS 15 / CPC 47 at 09.30.2018
Sales revenues	257,116	6,692	(709)	(77)	263,022
Cost of sales	(164,076)	(6,692)	36	−	(170,732)
Gross profit	93,040	−	(673)	(77)	92,290
Income and expenses	(41,540)	−	673	77	(40,790)
Income before finance income, results in equity-accounted investments and income taxes	51,500	−	−	−	51,500

The Company acting as an agent

In accordance with accounting policies at December 31, 2017, the Company was regarded as the principal in certain transactions. Therefore, the revenues from these sales, cost of the product sold and sales expenses were presented separately in the statement of income. However, under the new standard’s requirements, the Company acts as an agent because it does not obtain control of goods or services provided by another party before it is transferred to the customer. From January 1, 2018, revenues from these sales have been presented in the statement of income net of their cost of sales and sales expenses.

Non-exercised right Income (breakage)

In accordance with accounting policies at December 31, 2017, the Company regarded the income from rights not exercised by customers in certain take or pay and ship or pay contracts as penalties revenue and presented it as other income and expenses in the statement of income. However, according to the new standard’s requirements, the Company has accounted for and presented its income from rights not exercised by customers as sales revenues in the statement of income, as from January 1, 2018.

4.3.	IFRIC 22 Foreign Currency Transactions and Advance Consideration

Based on the transition provisions of IFRIC 22, the Company has applied the new requirements prospectively from January 1, 2018. IFRIC 22 clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

5.	Accounting estimates

The preparation of interim financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Except for the impairment of trade receivables estimate, which has been based on the expected credit losses model since the effectiveness of IFRS 9 at January 1, 2018 (see note 4.1.3), information on those accounting estimates is presented in note 5 to the Company’s annual financial statements for the year ended December 31, 2017.

The Company uses judgment for inputs and assumptions, such as risk of default, the determination of whether or not there has been a significant increase in credit risk and expectation of recovery, that are factored into the estimate of expected credit losses.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated
	09.30.2018	12.31.2017
Cash at bank and in hand	1,902	5,193
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	4,041	3,889
Other investment funds	30	57
	4,071	3,946
- Abroad
Time deposits	16,398	20,632
Automatic investing accounts and interest checking accounts	30,354	37,337
Other financial investments	4,078	7,386
	50,830	65,355
Total short-term financial investments	54,901	69,301
Total cash and cash equivalents	56,803	74,494

The principal uses of funds in the nine-month period ended September 30, 2018 were for debt service obligations (R$ 113,299), including pre-payment of debts, and acquisition of PP&E and intangibles assets (R$ 33,962). These funds were principally provided by operating activities (R$ 69,738), proceeds from financing (R$ 30,626) and disposal of assets (R$ 16,883).

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds and related repo investments that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

Expected credit losses on cash and cash equivalents were not material at September 30, 2018.

Marketable securities

	Consolidated
	09.30.2018			01.01.2018
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Fair value through profit or loss	4,164	−	4,164	4,222	−	4,222
Fair value through other comprehensive income	21	−	21	42	2,015	2,057
Amortised cost	178	−	178	169	−	169
Total	4,363	−	4,363	4,433	2,015	6,448
Current	4,164	−	4,164	4,222	2,015	6,237
Non-current	199	−	199	211	−	211

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

At September 30, 2018, expected credit losses on marketable securities measured at amortised cost or fair value through other comprehensive income were immaterial. In addition, the amounts of marketable securities at December 31, 2017 classified by categories in accordance with the former accounting practice (IAS 39) are presented in note 4.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.	Trade and other receivables
7.1.	Trade and other receivables, net
	Consolidated
	09.30.2018	12.31.2017
Trade receivables
Third parties	29,766	23,138
Related parties
Investees (note 17.7)	2,633	1,752
Receivables from the electricity sector (note 7.4) (*)	16,102	17,362
Subtotal	48,501	42,252
Other trade receivables
Third parties
Receivables from divestments (**)	5,243	2,885
Finance lease receivables	2,107	1,818
Other receivables	4,788	5,449
Related parties
Diesel subsidy (note 17.7)	2,234	−
Petroleum and alcohol accounts - receivables from Brazilian Government (Note 17.7)	1,182	829
Subtotal	15,554	10,981
Total trade receivables	64,055	53,233
Expected credit losses - ECL - Third parties	(13,967)	(12,194)
Expected credit losses - ECL - Related parties	(6,601)	(7,473)
Total trade receivables, net	43,487	33,566
Current	25,660	16,446
Non-current	17,827	17,120
(*) It includes the amount of R$ 776 at September 30, 2018 (R$ 771 at December 31, 2017) regarding finance lease receivable from AME-D.
(**) It relates to amounts receivable from the divestment of the NTS and the contingent portion of Roncador.

Trade and other receivables were previously classified as loans and receivables in accordance with former IAS 39 / CPC 38. As set out in note 4.1.3, following the adoption of IFRS 9 / CPC 48, such assets are currently classified as measured at amortised cost, except for certain receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit and loss and amounts to R$ 533 as of September 30, 2018.

7.2.	Aging of trade and other receivables – third parties
	Consolidated
	09.30.2018		12.31.2017
	Trade receivables	ECL	Trade receivables	ECL
Not due	27,063	(1,265)	19,053	(906)
Overdue
Up to 3 months	1,249	(168)	1,972	(241)
From 3 to 6 months	85	(17)	171	(120)
From 6 to 12 months	280	(172)	275	(156)
More than 12 months	13,227	(12,345)	11,819	(10,771)
Total	41,904	(13,967)	33,290	(12,194)

7.3.	Changes in allowance for expected credit losses
	Consolidated
	09.30.2018	12.31.2017
Opening balance	19,667	17,682
Initial application of IFRS 9	405	−
Additions(*)	3,453	2,269
Write-offs	(3,974)	(349)
Transfer of assets held for sale	21	−
Cumulative translation adjustment	996	65
Closing balance	20,568	19,667
Current	7,279	6,842
Non-current	13,289	12,825

(*) Loss, net of reversals, in the amount of R$ 2.033, in the nine-month period ended September 30, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Finance lease	Others	Total
Receivables	7,878	10,277	−	771	12	18,938
ECL	(7,235)	(1,097)	−	−	(12)	(8,344)
Balance at December 31, 2017	643	9,180	−	771	−	10,594
Sales	3,382	−	−	−	−	3,382
Amounts received	(1,976)	(949)	(1,041)	(114)	(9)	(4,089)
Interest	114	439	49	124	−	726
Derecognition of receivables	(3,945)	−	−	(5)	−	(3,950)
Agreement on 04/30/2018	−	434	1,634	−	−	2,068
Fair value adjustment	−	−	765	−	−	765
(Additions)/reversals of ECL	(1,464)	(1,809)	(1)	−	9	(3,265)
Derecognition of receivables - ECL	3,945	−	−	−	−	3,945
Balance at September 30, 2018	699	7,295	1,406	776	−	10,176
Receivables	5,453	10,201	1,407	776	3	17,840
ECL	(4,754)	(2,906)	(1)	−	(3)	(7,664)
Balance at September 30, 2018	699	7,295	1,406	776	−	10,176

	Receivables	ECL	Total
Related parties - Eletrobras Group
Amazonas Energia - AME	14,444	(5,980)	8,464
Centrais Elétricas de Rondônia - CERON	1,208	(517)	691
Others	450	(102)	348
Total	16,102	(6,599)	9,503
Third parties
Cia de Gás do Amazonas - CIGÁS	635	(8)	627
Cia de Eletricidade do Amapá - CEA	884	(884)	−
Others	219	(173)	46
Total	1,738	(1,065)	673
Balance at September 30, 2018	17,840	(7,664)	10,176
Balance at December 31, 2017	18,938	(8,344)	10,594

The Company supplies fuel oil, natural gas, and other products to power distributors controlled by Eletrobras and to independent power producers (Produtores Independentes de Energia – PIE) that operate in the isolated electricity system in the northern region of Brazil. This isolated system comprises electricity generation and distribution systems not connected to the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional).

The costs of the isolated electricity system is substantially covered by the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), a fund regulated and oversee by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL), that receives funds from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE). The CDE a fund created by the Brazilian Federal Government to promote power development in Brazil and its transfers of funds to CCC are based on fees paid by all of concessionaires of electricity distribution and transmission in Brazil. However, regulatory and administrative issues have impacted funds flows from CCC to the companies operating in the isolated system since 2013, which also affected the payments of distributors controlled by Eletrobras for products supplied by the Company.

As a result, on December 31, 2014, the Company (Petrobras parent company and its subsidiary BR Distribuidora) entered into debt acknowledgement agreements (DAAs 2014) concerning the balance of its receivables as of November 30, 2014 with distributors controlled by Eletrobras, to be settled in 120 monthly installments updated by the Selic interest rate (Brazilian short-term interest rate). The balance of DAAs 2014 was 89% collateralized by payables from the CDE to the CCC and, despite some periodic delays, these payments have continued. At December 31, 2017, the amounts of DAAs 2014 totaled R$ 10,277.

The Company took several measures in order to safeguard its interests, including judicial collection of all overdue receivables from sales after DAAs 2014 signing, as well as suspension of fuels supply on credit. Thus, the allowance for credit losses on receivables from electricity sector amounted R$ 8,344 at December 31, 2017, primarily reflecting the historical defaults of companies operating in the isolated electricity system in the northern region of Brazil relating to receivables not under DAAs 2014.

At the end of 2017, following the inclusion of the power distributors controlled by Eletrobras within the Investments Partnership Program (Programa de Parcerias de Investimentos – PPI), a Brazilian Federal program that foresees new infrastructure investments and privatizations, along with the process of privatization of the distributors controlled by Eletrobras, the Company intensified negotiations with the Eletrobras group aiming at reaching an agreement that would resolve disputes and mitigate future defaults.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Accordingly, both parties reached an agreement on April 30, 2018 under which the structure of collateralization under the DAAs 2014 was recomposed and new debt acknowledgement agreements comprising a portion of receivables under judicial disputes were signed (DAAs 2018). In addition, the parties also entered into debt assumption agreements in which Eletrobras will assume a significant portion of overdue receivables in case of power distributors privatization.

Following improvements in Eletrobras credit risk, the new collateralization structure under DAAs 2014 provides for replacement of original collaterals by guaranties provided by Eletrobras (54%), collaterals linked to credits from Brazilian Treasury (34%) and new payables from the CDE (12%).

However, the collateralization based on credits from Brazilian Treasury owned by Eletrobras Distributors, expected to be effective by the end of June 2018, did not occur as the Provisional Measure 814/2017 lost its effectiveness since June 1, 2018 and the Bill 10,332/18, the terms of which would reestablish the previous condition for such collateralization, was rejected by the Brazilian Senate in October 2018.

Regarding the collateralization based on new payables from the CDE, Eletrobras and relevant authorities are still discussing alternatives to document such pledge and negotiations between the Company and Eletrobras toward to an extended period to conclude this process by January 2019 are ongoing.

Due to the current ineffectiveness of collateralization based on credits from Brazilian Treasury, as well as the     extended period necessary for changes in collateralization related to payables from the CDE, the Company recognized R$ 1,809 as allowance for expected credit losses over the DAAs 2014 in nine-month period ended September 30, 2018. At September 30, 2018, the outstanding amount of the DAAs 2014 was R$ 7,295, net of expected credit losses.

The DAAs 2018 comprise receivables from sales of fuel oil and natural gas, which had been past due since December 2014 and under judicial collection, in the amount of R$ 6,100. These agreements outline the settlement of this amount in 36 monthly instalments bearing interest at 124.75% of the Brazilian interbank deposit rate (CDI). Of this amount, R$ 4,500 relates to BR Distribuidora, which is guaranteed by Eletrobras but only until the effective privatization of the power distributors and is nullified if privatization does not occur. The remaining R$ 1,600 relates to Petrobras parent company and Eletrobras also guarantees these receivables until the privatization. However, in this case, an unsuccessful privatization process will not lead to the cancellation of the guarantee. At September 30, 2018, the outstanding amount of DAAs 2018 was R$ 1,406.

Based on the agreement reached on April 30, the Company also recognized R$ 2,068 as finance income in the second quarter of 2018 primarily reflecting receivables under the DAAs 2018 recognized at their fair value due to the material changes in their contractual terms.

The Company has monitored the risks related to the privatization process of the distributors controlled by Eletrobras, object of Auction Notice No. 2/2018-PPI, which are taken into account for the purpose of ECL measurement.

For the nine-month period ended September 30, 2018, the Company accounted for allowance for expected credit losses amounting to R$ 3,265 (R$ 307 for the nine-month period ended September 30, 2017), primarily regarding receivables from sale of gas outside the scope of DAAs and due to the lower collateralization of DAAs 2014.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

8.	Inventories
	Consolidated
	09.30.2018	12.31.2017
Crude oil	19,302	12,065
Oil products	11,165	9,309
Intermediate products	2,473	2,027
Natural gas and LNG (*)	616	222
Biofuels	624	572
Fertilizers	270	83
Total products	34,450	24,278
Materials, supplies and others	4,415	3,803
Total	38,865	28,081

(*) LNG - Liquefied Natural Gas

The amount of inventories is presented net of reduction to net realizable value, recognized as cost of sales, primarily due to changes in international prices of crude oil and oil products. In the nine-month period ended September 30, 2018, there is a R$ 132 reduction to net realizable value (R$ 216 reduction in the same period of 2017).

At September 30, 2018, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, in the amount of R$ 18,021 (R$ 13,454 at December 31, 2017), as set out in note 20.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

9.	Disposal of Assets and other changes in organizational structure

The Company has an active partnership and divestment program, which takes into account opportunities for divestments in several areas in which it operates. The divestment portfolio is dynamic, meaning that market conditions, legal matters and negotiations may affect the Company’s evaluation of ongoing and potential transactions. This program is an essential initiative in the Company’s 2018-2022 Business and Management Plan (2018-2022 BMP) and its decision-making methodology was reviewed and approved by the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU).  For the 2017-2018 period, the target of proceeds from divestments is US$ 21 billion which, along with other initiatives, will enable the Company to converge its net debt to Adjusted EBITDA ratio to 2.5 in December 2018.

On July 27, 2018, the Brazilian Supreme Court issued a preliminary injunction in the context of a direct action of unconstitutionality (ADI 5624 MC/DF) that challenges certain provisions under the State-Owned Companies Law (Law 13.303/2016). According to this injunction, divestments that would result in transfer of control are suspended, including the following projects:

•	Araucária Nitrogenados S.A.;
•	Transportadora Associada de Gás (TAG). This process has been suspended since the beginning of June, following a judicial decision of the Federal Regional Court; and
•	Partnerships in the following refineries: Landulpho Alves (RLAM), Abreu e Lima (RNEST), Alberto Pasqualini (REFAP) and Presidente Getúlio Vargas (REPAR).

In addition, on October 3, 2018, the 1st Federal Court of the state of Sergipe, by means of a preliminary injunction relating to a public action, ordered Petrobras and ANP to suspend the sale process of oil fields located in the state of Bahia (Buracica and Miranga groups and related facilities) alleging absence of a proper bidding process, that would result in impending damage to the public treasury. On October 24, 2018, the Federal Regional Court of the 5th Region rejected the request for suspension of the effects of the preliminary ruling previously presented by the Federal Government, which is why Petrobras is unable to proceed towards the disposal of these assets.

9.1.	Disposal of assets

Second installment of the exploratory block BM-S-8 sale

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM – S-8 to Statoil Brasil Óleo e Gás Ltda, which includes the Carcará area located in the pre-salt of Santos Basin, for the amount of US$ 2.5 billion.

The first installment of US$ 1.25 billion, corresponding to 50% of the transaction value, was received on November 22, 2016, and the remaining amount relates to two contingent payments.

The production sharing agreement with respect to the Norte de Carcará area, entered into by the Brazilian Federal Government, Statoil, Petrogal and Exxon, was made official on February 2, 2018 through the Brazilian Federal Register (official gazette). This fact completed the conditions precedent for the second payment of the exploratory block BMS-8. Accordingly, the Company received R$ 987 (US$ 300 million) on March 21, 2018 and accounted it for within other income and expenses.

The third installment of this sale, in the amount of US$ 950 million, is still pending of certain future events related to the signing of a unitization agreement.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings for the amount of R$ 2,666.

According to an official statement released by the General Superintendence of CADE (SG) on June 30, 2017, additional diligence was required in order to make a decision regarding on market concentration aspects of this sale. On August 28, 2017, the SG reported some concerns about market concentration that may result from this transaction and submitted its opinion to the CADE court.

Based on pending conditions precedent to the transaction at December 31, 2017, including CADE approval, the related assets and liabilities remained classified as held for sale at that date.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On February 28, 2018, the CADE court ruled on this matter and dismissed this sale. The sales and purchase agreement was subject to a termination clause providing for compensation to the Company in case of such decision. Accordingly, the Company received R$ 286 on March 13, 2018 and the related assets and liabilities are no longer classified as held for sale.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and to Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), for the amount of US$ 385 million, to be disbursed at the transaction closing, subject to adjustments relating to working capital, net debt and recoverable taxes.

This transaction was approved at Petrobras’ Shareholders’ Meeting on March 27, 2017.

On February 7, 2018, the CADE approved this transaction provided the execution of an Agreement on Concentration of Control (Acordo de Controle de Concentração – ACC).

On April 30, 2018, this transaction was completed with the payment of R$ 1,523 (US$ 435 million) after the fulfillment of all conditions precedent and adjustments established in the purchase and sale agreement, except for the final price adjustment, whose calculation is based on the audited financial statements of these companies.

Thereby, reversals of impairment in the amount of R$ 313 were accounted for within other income and expenses, of which R$ 36 in the third quarter of 2018.

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% stake and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•

Transfer of the Company’s 50% interests in Termobahia S.A, including the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of R$ 156.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 million in cash for assets and services, subject to price adjustments, as well as contingent payments in the amount of US$ 150 million, associated with the production volume in Lapa field. In addition, a long-term line of credit in the amount of US$ 400 million will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements supplement the ones already executed on December 21, 2016, such as: (i) the Company’s preemptive right to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

On January 15, 2018, Petrobras and Total closed the aforementioned transfers of interests of Iara and Lapa fields, after performing all conditions precedent to this transaction.

This transaction totaled US$ 1.95 billion, including price adjustments, but not including the long-term line of credit and the contingent payments. Accordingly, the Company recognized R$ 2,236 as other income and expenses in the first quarter of 2018.

The negotiations relating to the power plants deal are ongoing and the assets and liabilities thereof remained classified as held for sale at September 30, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Sale of Azulão field

On November 22, 2017, the Company entered into an agreement with Parnaíba Gás Natural S.A., a subsidiary of Eneva S.A, concerning the assignment of its entire participation in the Azulão Field (Concession BA-3), located in the state of Amazonas, in the amount of US$ 54.5 million.

This transaction was concluded on April 30, 2018 upon fulfillment of the conditions precedent, adjustments set forth in the agreement and payment of US$ 56.5 million to the Company, resulting in an R$ 163 gain accounted for as other income and expenses.

Strategic alliance with Equinor (formerly Statoil)

On December 18, 2017, the Company entered into agreements with the Norwegian company Equinor relating to the assets of the strategic partnership, in continuity with the Heads of Agreement (“HoA”) signed and disclosed on September 29, 2017. The main signed contracts are:

(i) Strategic Alliance Agreement ("SAA") - agreement describing all documents related to the strategic partnership, covering all negotiated initiatives.

(ii) Sale and Purchase Agreement ("SPA") - sale of 25% of Petrobras’ interest in the Roncador field to Equinor.

(iii) Strategic Technical Alliance Agreement ("STAA") - strategic agreement for technical cooperation aiming at maximizing the value of the asset and focusing on increasing the recoverable oil volume (recovery factor), including the extension of the useful life of the field;

(iv) Gas Term Sheet - Equinor may hire a certain processing capacity of natural gas at the Cabiúnas Terminal (TECAB) for the development of the BM-C-33 area, where the companies already are partners and Equinor is the operator.

The strategic alliance, among other goals, aims at applying the Equinor’s expertise in mature fields in the North Sea towards increasing the recovery factor of Roncador field. Accordingly, the parties signed the STAA for technical cooperation and the joint development of projects.

The SPA has a total amount of US$ 2.9 billion, made up of US$ 118 million paid at the signature date of the agreement, contingent payments relating to investments in projects to increase the recovery factor of the field, limited to US$ 550 million, and the remaining amount will be paid at the transaction closing.

At December 31, 2017, an R$ 1,314 loss was recognized on this transaction, as its sale price was lower than carrying amount.

On June 14, 2018, this transaction was completed upon receipt of US$ 2 billion, including price adjustments at its closing amounting to US$ 14 million, in addition to the US$ 118 million received as an advance on the signing date. Additionally, Equinor will make payments, limited to US$ 550 million, to the extent investments in projects for improvement of the recovery factor occur. The present value of such payments was recognized as account receivables in the amount of US$ 386 million, net of the aforementioned advance.

Following the closing of this transaction, the Company recognized R$ 801 as an additional loss on disposal of assets within other income and expenses.

All the conditions precedent to the closing was fulfilled, including approval by the ANP and CADE, as well as the negotiation of contracts for the use of production facilities and of the purchase of associated gas by Petrobras. The final price adjustment of this transaction will occur in up to 120 day after the closing.

Sale of Petrobras Paraguay Distribución Limited (PPDL UK)

On June, 26, 2018 the Board of Directors approved the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary Petrobras International Braspetro B.V. (PIB BV)in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistics SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

The proceeds estimated from this sale is US$ 384 million (around R$ 1,450), of which US$ 49 million was deposited in an escrow account at the signing date, and the remaining amount will be disbursed to the Company when the transaction closes, including US$ 55 million related to cash balance of these companies. The sale amount is still subject to adjustments due to changes in working capital until the conclusion of the transaction.

The corresponding assets and liabilities of this transaction are classified as held for sale as of September 30, 2018 as the conclusion of the transaction is still subject to approval procedures according to the Paraguay regulation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

9.2.	Assets classified as held for sale

The major classes of assets and liabilities classified as held for sale are shown in the following table:

	Consolidated
				09.30.2018	12.31.2017
	E&P	Distribution	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	101	−	101	26
Trade receivables	−	152	−	152	540
Inventories	−	261	−	261	423
Investments	−	16	−	16	17
Property, plant and equipment	12	266	313	591	15,562
Others	−	389	−	389	1,024
Total	12	1,185	313	1,510	17,592

Liabilities on assets classified as held for sale
Trade Payables	−	70	−	70	334
Finance debt	−	−	−	−	−
Provision for decommissioning costs	−	−	−	−	563
Others	−	82	−	82	398
Total	−	152	−	152	1,295

As of September 30, 2018, the amounts refer to assets and liabilities classified as held for sale following the approvals of sale of interests in Rômulo Almeida and Celso Furtado thermoelectric power generation plants, PPDL UK, PPOL and PPG. At December 31, 2017, the amounts also comprise assets and liabilities pertained to Liquigás, Suape and Citepe petrochemical plants, the concession areas named as Iara and Lapa, the entire interest in Azulão field and 25% interest in Roncador field.

9.3.	Other changes in organizational structure

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with the São Martinho group to merge PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, São Martinho granted to PBIO additional 24 million of its common shares, corresponding to 6.593% of its total capital. These shares were accounted for as available-for-sale securities.

On December 27, 2017, the Extraordinary General Shareholder’s Meeting of PBIO approved the sale of these shares through a block trade.

On February 16, 2018, PBIO disposed, through a public auction held in the Brazilian stock exchange (B3), these 24 million of shares, at the share price of R$ 18.51. The settlement of the transaction occurred on February 21, 2018, closing the complete disposal of PBIO’s interests in São Martinho’s capital.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.	Investments
10.1.	Changes in investments (Parent Company)
	Balance at 12.31.2017	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Balance at 09.30.2018
Subsidiaries
PNBV	87,093	−	(252)	6,460	19,456	−	−	112,757
PIB BV(**)	25,290	3,107	(474)	(1,086)	6,326	−	−	33,163
TAG	12,347	−	−	1,456	−	284	(1,497)	12,590
BR Distribuidora	5,986	−	(126)	1,055	−	−	(584)	6,331
Transpetro	4,102	−	(30)	162	216	−	(82)	4,368
PB-LOG	2,937	−	−	545	−	−	(777)	2,705
PBIO	1,490	−	−	119	−	−	−	1,609
Gaspetro	994	−	−	112	−	−	(54)	1,052
Breitener	678	−	−	79	−	−	(21)	736
Logigás	621	−	−	233	−	−	(147)	707
Araucária Nitrogenados	175	264	−	(271)	−	−	−	168
Termomacaé Ltda	86	204	−	(43)	−	−	−	247
Liquigás	−	−	1,071	29	−	−	(44)	1,056
Other subsidiaries	1,041	−	220	(155)	(35)	(30)	(270)	771
Joint operations	223	−	−	41	−	−	(48)	216
Joint ventures	264	16	−	129	−	(2)	(67)	340
Associates
Nova Transportadora do Sudeste - NTS	1,094	−	−	143	−	−	(152)	1,085
Other associates	4,916	−	−	1,101	406	(698)	(559)	5,166
	149,337	3,591	409	10,109	26,369	(446)	(4,302)	185,067
Other investments	19	−	−	−	−	−	−	19
	149,356	3,591	409	10,109	26,369	(446)	(4,302)	185,086
Provision for losses in subsidiaries				253
Results in investees transferred to assets held for sale				(20)
Results in equity-accounted investments and other comprehensive income				10,342
(*) It Includes unrealized profits from transactions between companies. (**) The investments were made, mainly, for debt repayments.

The initial application of IFRS 9 changed the investment in subsidiaries PNBV (R$ 252), PIB BV (R$ 474), BR Distribuidora (R$ 126) and Transpetro (R$ 29), due to changes on contractual cash flows of finance liabilities and to impairment of finance assets.

10.2.	Changes in investments in joint ventures and associates (Consolidated)
	Balance at 12.31.2017	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 09.30.2018
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G (*)	4,664	−	−	258	813	−	(841)	4,894
State-controlled natural gas distributors	1,140	1	−	204	−	−	(148)	1,197
Compañia Mega S.A. - MEGA	163	−	−	−	175	−	(36)	302
Petrochemical joint ventures	95	−	(3)	60	−	−	(22)	130
Other joint ventures	346	72	64	63	−	(2)	(47)	496
Associates	−		−					−
Nova Transportadora do Sudeste - NTS	1,094	−	−	143	−	−	(152)	1,085
Petrochemical associates	4,833	−	−	1,066	406	(698)	(543)	5,064
Other associates	158	32	(24)	2	15	−	(19)	164
Other investments	61	−	−	−	3	−	−	64
Total	12,554	105	37	1,796	1,412	(700)	(1,808)	13,396
(*) It includes R$ 200 related to impairment reversal due to the sale of PO&G, as set out in note 32.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.3.	Investments in non- consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	09.30.2018	09.30.2017	Type	09.30.2018	09.30.2017	09.30.2018	12.31.2017
Associate
Braskem S.A.	212,427	212,427	ON	57.69	43.50	12,255	9,241
Braskem S.A.	75,762	75,762	PNA	58.44	42.87	4,428	3,248
						16,683	12,489

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of September 30, 2018, the quoted market value of the Company’s investment in Braskem was R$ 16,683 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (21.9% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Since July 2017, the Company has been negotiating with Odebrecht S.A. to revise the terms and conditions of the Braskem S.A. Shareholder's Agreement, signed on February 8, 2010. This revision aims to improve Braskem’s corporate governance and the corporate relationship between the parties, with the purpose of creating value for all Braskem shareholders.

On June 15, 2018, the Company was informed by Odebrecht S.A. that it had initiated negotiations with LyondellBasell for a potential transaction involving the transfer of Odebrecht’s entire interest in Braskem.

According to an amendment to Braskem S.A. Shareholder's Agreement on September 25, 2018, preferred shares owned by the Company became also subject to tag-along rights as already set forth for the ordinary shares.

This transaction is subject, among other conditions, to due diligence, negotiation of definitive agreements and all necessary approvals. There is no binding obligation between the parties to assure the conclusion of the transaction.

Depending on the outcome of this transaction, the Company will assess the terms and conditions of the LyondellBasell’s offer in the context of exercising its preference right as set forth in Braskem S.A. Shareholder's Agreement.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Information on the main estimates used in the cash flow projections to determine the value in use of Braskem is set out in Note 14 to the audited financial statements for the year ended December 31, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

11.	Property, plant and equipment
11.1.	By class of assets
	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Total	Total
Balance at January 1, 2017	22,756	256,571	125,702	166,847	571,876	424,771
Additions	6	3,720	35,232	98	39,056	26,930
Additions to / review of estimates of decommissioning costs	−	−	−	14,617	14,617	14,366
Capitalized borrowing costs	−	−	6,299	−	6,299	4,593
Write-offs	(47)	(19)	(1,745)	(113)	(1,924)	(1,708)
Transfers (****)	1,007	10,406	(24,259)	9,766	(3,080)	546
Depreciation, amortization and depletion	(1,393)	(23,383)	−	(17,115)	(41,891)	(31,793)
Impairment recognition	(470)	(3,041)	(1,842)	(2,895)	(8,248)	(6,516)
Impairment reversal	169	2,698	536	2,247	5,650	4,347
Cumulative translation adjustment	20	1,156	733	93	2,002	−
Balance at December 31, 2017	22,048	248,108	140,656	173,545	584,357	435,536
Cost	32,795	425,419	140,656	286,112	884,982	664,479
Accumulated depreciation, amortization and depletion	(10,747)	(177,311)	−	(112,567)	(300,625)	(228,943)
Balance at December 31, 2017	22,048	248,108	140,656	173,545	584,357	435,536
Additions	10	3,853	24,855	20	28,738	46,442
Additions to / review of estimates of decommissioning costs	−	−	−	95	95	−
Capitalized borrowing costs	−	−	4,937	−	4,937	3,972
Write-offs	(157)	(34)	(737)	(18)	(946)	(926)
Transfers (****)	961	32,376	(47,254)	17,663	3,746	242
Depreciation, amortization and depletion	(1,131)	(17,215)	−	(14,069)	(32,415)	(24,714)
Impairment recognition	−	(7)	(180)	(1,484)	(1,671)	(115)
Cumulative translation adjustment	159	15,790	6,418	1,520	23,887	−
Balance at September 30, 2018	21,890	282,871	128,695	177,272	610,728	460,437
Cost	33,711	486,426	128,695	301,868	950,700	709,286
Accumulated depreciation, amortization and depletion	(11,821)	(203,555)	−	(124,596)	(339,972)	(248,849)
Balance at September 30, 2018	21,890	282,871	128,695	177,272	610,728	460,437

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 27 for assets under construction by business area.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated to the exploration and production of oil and gas.

(****) It includes transfers to/from assets held for sale.

For the nine-month period ended September 30, 2018, additions to property, plant and equipment primarily relate to the development of oil and gas production in the pre-salt of Santos Basin, notably in Lula, Búzios and Atapu fields, as well as in Libra area.

At September 30, 2018, consolidated and Parent Company property, plant and equipment include assets under finance leases of R$ 377 and R$ 5,732, respectively (R$ 390 and R$ 5,969 at December 31, 2017).

11.2.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of September 30, 2018, the Company’s property, plant and equipment include the amount of R$ 74,808 related to the Assignment Agreement.

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase, and estimated costs and production for the development period. The review of the Assignment Agreement may result in renegotiation of: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

The information gathered after drilling over 50 exploratory wells and performing extended well tests in this area, as well as the extensive knowledge acquired on the pre-salt layer of Santos Basin, made possible the identification of volumes exceeding five million barrels of oil equivalent.

In November 2017, the Company set up an internal commission responsible for the negotiation with the Brazilian Federal Government, composed of representatives of the Chief Exploration and Production Officer and the Chief Financial Officer.

In January 2018, the Brazilian Federal Government established, through the Interministerial Ordinance No. 15/2018, the Interministerial Commission responsible for negotiating and concluding the terms of this review.

The negotiations are ongoing and have taken into account appraisals by independent experts engaged by both parties and their respective reports. On September 14, 2018, the Brazilian Energy Policy Council (Conselho Nacional de Política Energética – CNPE) enacted Resolution 12/2018 recommending the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia - MME) to send a draft of an amendment to the agreement to the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) in order to make an assessment of its terms. Accordingly, this draft was sent to TCU and to the Company and the negotiations toward the end of the review will progress after TCU assessment.

The identification of the volume exceeding five million barrels of oil equivalent provides an opportunity for both parties to reach an agreement in case of compensation to the Company arising from the review. The Brazilian Energy Policy Council also recommended that the Brazilian Ministry of Mines and Energy, by means of Resolution 12/2018, send drafts of the public auction and the agreement for the bidding rounds of the exceeding volume under production-sharing regime. Aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company completed its assessment based on reports issued by the independent experts it has engaged.

This review process of the Assignment Agreement has been monitored by the Minority Shareholders Committee, which is composed of two board members elected by the minority shareholders and by a third independent member with knowledge in technical-financial analysis of investment projects. This Committee provides support to the board’s decisions through opinions about related matters.

11.3.	Impairment

As described in note 32, in October 2018 the Company entered into an agreement with Murphy Oil Corporation in order to establish a joint venture through their producing properties of oil and gas activities in the Gulf of Mexico.

The terms of the agreement triggered an impairment assessment for these assets and, as a result, the Company recognized an impairment loss in the amount of R$ 1,484 during the third quarter of 2018, writing down their carrying amounts to R$ 8,708.

The impairment loss was primarily driven by changes in operational assumptions and discount rate considering the likelihood of the transaction occurring.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

12.	Intangible assets
12.1.	By class of assets
	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2017	8,725	222	998	718	10,663	8,764
Addition	3,035	51	194	−	3,280	3,145
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(256)	−	(8)	−	(264)	(34)
Transfers	(5,376)	5	−	−	(5,371)	(5,257)
Amortization	(64)	(91)	(323)	−	(478)	(366)
Impairment recognition	(108)	(1)	−	−	(109)	(2)
Cumulative translation adjustment	3	−	−	2	5	−
Balance at December 31, 2017	5,959	186	875	720	7,740	6,264
Cost	6,637	1,638	4,055	720	13,050	10,266
Accumulated amortization	(678)	(1,452)	(3,180)	−	(5,310)	(4,002)
Balance at December 31, 2017	5,959	186	875	720	7,740	6,264
Addition	3,237	94	125	−	3,456	3,387
Capitalized borrowing costs	−	−	9	−	9	9
Write-offs	(55)	−	−	−	(55)	(51)
Transfers	(88)	23	(17)	42	(40)	(100)
Amortization	(41)	(62)	(202)	−	(305)	(235)
Cumulative translation adjustment	21	1	−	28	50	−
Balance at September 30, 2018	9,033	242	790	790	10,855	9,274
Cost	9,877	1,858	4,213	790	16,738	13,495
Accumulated amortization	(844)	(1,616)	(3,423)	−	(5,883)	(4,221)
Balance at September 30, 2018	9,033	242	790	790	10,855	9,274
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

On March 29, 2018, the Company acquired seven offshore blocks in the fifteenth round of bids under the concession regime. The Company will be the operator in two blocks located in Campos basin, which were acquired in partnership with Exxon and Equinor. Another two blocks within Campos basin were acquired in partnership with Exxon and Qatar Petroleum and will be operated by ExxonMobil. The other three blocks are located in Potiguar basin, of which two were acquired in partnership with Shell and will be operated by the Company, and one was totally acquired by Company. The total amount of the signature bonus paid by the Company in August 2018 was R$ 2,210.

On June 7, 2018, the Company acquired three offshore blocks (Uirapuru, Dois Irmãos and Três Marias) in partnership with other companies through the 4th ANP Bidding Round under the production-sharing regime. The Company will be the operator of all these blocks and the total amount of the signature bonus paid by the Company in September 2018 was R$ 1,005.

On September 28, 2018, the Company acquired the Sudoeste de Tartaruga Verde block through the 5th ANP Bidding Round under the production-sharing regime. The Company offered the minimum profit oil set forth in this bidding and a bonus of R$ 70 to be paid in November 2018.

13.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2018	12.31.2017
Property, plant and equipment
Opening Balance	14,957	16,728
Additions to capitalized costs pending determination of proved reserves	1,566	2,543
Capitalized exploratory costs charged to expense	(2)	(345)
Transfers upon recognition of proved reserves	(821)	(3,974)
Cumulative translation adjustment	77	5
Closing Balance	15,777	14,957
Intangible Assets	7,671	4,599
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	23,448	19,556
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

		Consolidated
	2018		2017
Exploration costs recognized in the statement of income	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Geological and geophysical expenses	337	903	250	818
Exploration expenditures written off (includes dry wells and signature bonuses)	27	259	391	715
Contractual penalties	40	244	23	11
Other exploration expenses	8	32	7	26
Total expenses	412	1,438	671	1,570

Cash used in:
Operating activities	346	936	257	844
Investment activities	3,670	4,988	842	2,216
Total cash used	4,016	5,924	1,099	3,060

For the nine-month period ended September 30, 2018, the Company recognized a provision in the amount of R$ 244 arising from potential contractual penalties for non-compliance with minimum percentages of local content in 128 blocks for which the exploratory phases were concluded.

14.	Trade payables
	Consolidated
	09.30.2018	12.31.2017
Third parties in Brazil	14,645	12,144
Third parties abroad	9,727	4,564
Related parties	3,086	2,369
Balance in current liabilities	27,458	19,077

15.	Finance debt
15.1.	Balance by type of finance debt
	Consolidated
	09.30.2018	12.31.2017
Banking Market	39,341	41,924
Capital Market	12,999	12,070
Development banks	16,056	18,428
Others	141	124
Total in Brazil	68,537	72,546
Banking Market	102,351	103,420
Capital Market	163,957	171,721
Development banks	160	−
Export credit agencies	15,993	12,142
Others	1,050	895
Total abroad	283,511	288,178
Total finance debt	352,048	360,724
Current	16,146	23,160
Non current	335,902	337,564

In order to reflect the changes in accounting practices arising from the application of IFRS 9, the Company remeasured its financing agreements in force at January 1, 2018 which previously had their contractual clauses renegotiated and the modifications thereof did not result in substantial changes, as set out in note 4.1. Accordingly, the balance of current and non-current debt increased by R$ 1,178 due to the initial application of IFRS 9, which was recognized within equity at January 1, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2016	Initial application of IFRS9	Additions (new funding obtained)	Principal amortization (*)	Interest amortization (*)	Transaction costs during the period (**)	Foreign exchange / inflation indexation charges	Cumulative translation adjustment (CTA)	Balance at 12.31.2017
In Brazil	84,477	−	21,647	(33,986)	(7,324)	7,326	356	50	72,546
Abroad	300,512	−	60,033	(81,276)	(13,577)	15,498	3,439	3,549	288,178
Total	384,989	−	81,680	(115,262)	(20,901)	22,824	3,795	3,599	360,724

	Balance at 12.31.2017	Initial application of IFRS9	Additions (new funding obtained)	Principal amortization (*)	Interest amortization (*)	Transaction costs during the period (**)	Foreign exchange / inflation indexation charges	Cumulative translation adjustment (CTA)	Balance at 09.30.2018
In Brazil	72,546	215	7,935	(13,353)	(3,026)	3,703	(18)	538	68,540
Abroad	288,178	963	22,987	(81,779)	(12,334)	11,996	6,771	46,726	283,508
Total	360,724	1,178	30,922	(95,132)	(15,360)	15,699	6,753	47,264	352,048
Reconciliation to the Statement of Cash Flows
Purchase of property, plant and equipment on credit			(296)	−	−
Expenses with debt restructuring			−	(2,032)	−
Deposits linked to financing			−	4	(834)
Finance leases			−	55	−
Net cash used in financing activities			30,626	(97,105)	(16,194)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts and other related costs.

In line with the Company’s Business and Management Plan and following its liability management strategy, recent funds have been raised in order to settle older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

For the nine-month period ended September 30, 2018, proceeds from financing amounted to R$ 30,626, principally reflecting: (i) funds raised from the domestic and international banking market in the amount of R$ 19,105 with average term of 6.19 years; (ii) global notes issued in the capital market in the amount of R$ 6,359 (US$ 1,962 million) and maturing in 2029; and (iii) proceeds from Export Credit Agency amounting to R$ 3,774.

In addition, the Company repaid several finance debts, notably: (i) R$ 45,342 (US$ 12,816 million) relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 925 (US$ 305 million); (ii) pre-payment of banking loans in the domestic and international market totaling R$ 41,764; and (iii) pre-payment of R$ 2,385 with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.3.	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2018	2019	2020	2021	2022	2023 onwards	Total (**)	Fair value

Financing in U.S. Dollars (US$) (*):	5,426	5,295	9,658	20,902	28,613	191,104	260,998	308,825
Floating rate debt	2,043	5,035	9,398	10,819	22,222	70,411	119,928
Fixed rate debt	3,383	260	260	10,083	6,391	120,693	141,070
Average interest rate	5.0%	5.7%	6.1%	6.0%	5.9%	6.5%	6.2%

Financing in Brazilian Reais (R$):	2,043	4,859	10,832	8,490	15,523	25,574	67,321	60,567
Floating rate debt	1,355	3,485	9,827	7,502	14,247	20,164	56,580
Fixed rate debt	688	1,374	1,005	988	1,276	5,410	10,741
Average interest rate	6.3%	6.5%	6.9%	7.7%	7.5%	6.3%	6.7%

Financing in Euro (€):	91	342	889	1,315	2,782	8,798	14,217	18,353
Floating rate debt	1	−	706	−	−	−	707
Fixed rate debt	90	342	183	1,315	2,782	8,798	13,510
Average interest rate	4.3%	4.5%	4.6%	4.8%	4.9%	4.6%	4.6%

Financing in Pound Sterling (£):	182	146	−	−	−	8,979	9,307	9,533
Fixed rate debt	182	146	−	−	−	8,979	9,307
Average interest rate	6.3%	6.2%	−	−	−	6.3%	6.3%

Financing in other currencies:	205	−	−	−	−	−	205	207
Floating rate debt	190	−	−	−	−	−	190
Fixed rate debt	15	−	−	−	−	−	15
Average interest rate	1.2%	−	−	−	−	−	1.2%

Total at September 30, 2018	7,947	10,642	21,379	30,707	46,918	234,455	352,048	397,485
Average interest rate	5.2%	5.8%	6.2%	6.2%	6.1%	6.4%	6.2%	-

Total at December 31, 2017	23,160	21,423	31,896	42,168	59,594	182,483	360,724	385,780
Average interest rate	5.6%	5.9%	5.9%	5.9%	5.7%	6.4%	6.1%

(*) It includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) The average maturity of outstanding debt at September 30, 2018 is 9.05 years (8.62 years at December 31, 2017).

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 190,337 at September 30, 2018  (R$ 179,451 at December 31, 2017); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also the Petrobras’ credit risk, amounting to R$ 207,148 at September 30, 2018 (R$ 206,329 as of December 31, 2017).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2018 the capitalization rate was 6.42% p.a. (6.15% p.a. for the nine-month period ended September 30, 2017).

15.5.	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	900	100
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Crédit Agricole Corporate	4/12/2018	6/20/2020	400	222	178
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
Total				5,950	1,162	4,788
In Brazil
PNBV	BNDES	9/3/2013	1/31/2019	9,878	2,782	7,096
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	−	2,000
Transpetro	BNDES	11/7/2008	8/12/2041	682	284	398
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	78	38	40
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				14,967	3,104	11,863

On March 7, 2018, the Company entered into a revolving credit facility (RCF) with a syndicate of 17 banks, in the amount of US$ 4,350 million. During the second quarter 2018, the Company also entered into two lines of credits with Banco do Brasil and Bradesco Bank in the amount of R$ 2,000 each one. The Company can promptly access these funds at any moment until their maturities.

In addition, the Company signed on April 12, 2018 a guaranteed financing agreement with Crédit Agricole and UK export credit agency in the amount of up to US$ 400 million.

15.6.	Covenants and Collateral
15.6.1.	Covenants

The Company has covenants that were not in default at September 30, 2018 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year, with a grace period ranging from 30 to 60 days, depending on the agreement; ii) Negative Pledge / Permitted Liens clause; iii) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; (v) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control (OFAC), Department of State and Department of Commerce), the European Union and United Nations; and vi) covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES).

15.6.2.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) are also collateralized, as set out in note 17.5.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

16.	Leases
16.1.	Future minimum lease payments / receipts – finance leases
	Consolidated
	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2018	124	(66)	58	71	(29)	42
2019 - 2022	2,305	(1,024)	1,281	612	(322)	290
2023 and thereafter	1,899	(355)	1,544	1,284	(863)	421
At September 30, 2018	4,328	(1,445)	2,883	1,967	(1,214)	753
Current			214			89
Non-current			2,669			664
At September 30, 2018			2,883			753
Current			180			84
Non-current			2,433			675
At December 31, 2017			2,613			759

16.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2018	11,959
2019	32,189
2020	28,042
2021	29,162
2022	26,942
2023 and thereafter	258,218
At September 30, 2018	386,512
At December 31, 2017	304,398

,

As of September 30, 2018, the balance of estimated future minimum lease payments under operating leases includes R$ 219,272 (R$ 174,336 as of December 31, 2017) with respect to assets under construction, for which the lease term has not commenced.

For the nine-month period ended September 30, 2018, the Company recognized expenditures of R$ 19,926 (R$ 23,800 for the nine-month period ended September 30, 2018) for operating leases installments.

17.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions:

•	Prioritization of the Company’s interests regardless of the counterparty;
•	Arm’s length basis;
•	Compliance with market conditions, especially concerning terms, prices and guarantees or with adequate compensatory payment;
•	Accurate and timely disclosure in accordance with applicable authorities.

The Audit Committee must approve in advance transactions between the Company and its associates, the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, taking into account the materiality established by this policy. The Audit Committee reports monthly to the Board of Directors.

Transactions with entities controlled by key management personnel or by their close family members are also approved in advance by the Audit Committee regardless of the amount involved.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are under the scope of Board of Directors approval, must be preceded by the Audit Committee and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

17.1.	Commercial transactions by operation with companies of the Petrobras’ group (parent company)
	09.30.2018			12.31.2017
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	12,559		12,559	11,776	−	11,776
Dividends receivable	190		190	1,161	−	1,161
Intercompany loans		25	25	−	34	34
Amounts related to construction of natural gas pipeline		839	839	−	845	845
Finance leases	97	−	97	103	−	103
Other operations (*)	1,983	364	2,347	491	466	957
Assets held for sale	−	−	−	820	−	820
Total	14,829	1,228	16,057	14,351	1,345	15,696
Liabilities
Finance leases	(1,146)	(2,946)	(4,092)	(1,242)	(3,592)	(4,834)
Intercompany loans	−	−	−	−	(3,315)	(3,315)
Prepayment of exports	(100,255)	(99,623)	(199,878)	(37,373)	(112,835)	(150,208)
Accounts payable to suppliers	(16,672)	−	(16,672)	(9,525)	−	(9,525)
Purchases of crude oil, oil products and others	(11,094)		(11,094)	(5,001)	−	(5,001)
Affreightment of platforms	(5,493)		(5,493)	(3,927)	−	(3,927)
Advances from clients	(85)		(85)	(597)	−	(597)
Other operations	(71)	(430)	(501)	(69)	(439)	(508)
Liabilities related to assets held for sale	−		−	(44)	−	(44)
Total	(118,144)	(102,999)	(221,143)	(48,253)	(120,181)	(168,434)
(*) It includes advances relating to the nationalization of platforms P-67 and P-69 owned by TUPI BV, and das platforms P-74 and P-75 by PNBV.

	Jan-Sep/2018	Jan-Sep/2017
Profit or Loss
Revenues, mainly sales revenues	119,213	97,745
Foreign exchange and inflation indexation charges	(7,336)	(3,496)
Financial income (expenses), net	(8,061)	(7,730)
Total	103,816	86,519

17.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	09.30.2018			12.31.2017	09.30.2018			12.31.2017
	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Controlled entities (*)
BR	1,304	−	1,304	1,566	(193)	−	(193)	(307)
PIB BV	5,948	142	6,090	6,330	(103,285)	(99,623)	(202,908)	(154,072)
Gaspetro	1,351	107	1,458	953	(502)	−	(502)	(372)
PNBV	3,542	15	3,557	1,812	(8,205)	−	(8,205)	(4,281)
Transpetro	721	168	889	1,011	(1,657)	−	(1,657)	(1,216)
Logigás	63	758	821	1,149	(164)	−	(164)	(238)
Thermoelectrics	22	25	47	86	(183)	(737)	(920)	(1,012)
Fundo de Investimento Imobiliário	100	−	100	98	(136)	(1,271)	(1,407)	(1,483)
TAG	18	−	18	612	(1,091)	−	(1,091)	(1,068)
PDET Off Shore (**)	−	−	−	−	(453)	−	(453)	(837)
Other subsidiaries	1,322	13	1,335	1,723	(954)	−	(954)	(679)
Total Subsidiaries	14,391	1,228	15,619	15,340	(116,823)	(101,631)	(218,454)	(165,565)
Structured Entities
CDMPI	−	−	−	−	(402)	(938)	(1,340)	(1,562)
Total Structured Entities	−	−	−	−	(402)	(938)	(1,340)	(1,562)
Associates and joint ventures
Companies from the petrochemical sector	224	−	224	172	(58)	−	(58)	(34)
Other associates and joint ventures	214	−	214	184	(861)	(430)	(1,291)	(1,273)
Total associates and joint ventures	438	−	438	356	(919)	(430)	(1,349)	(1,307)
Total	14,829	1,228	16,057	15,696	(118,144)	(102,999)	(221,143)	(168,434)
(*) It Includes its controlled entities, joint operations and joint ventures.
(**) On August 23, 2017, the Parent Company purchased the totality of shares of PDET Offshore, which became a wholly-owned subsidiary, no longer a structured entity.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

17.2.1.	Profit or loss

	Jan-Sep/2018	Jan-Sep/2017
Subsidiaries
BR	60,372	51,284
PIB BV	21,642	15,692
Gaspetro	6,667	5,565
PNBV	375	1,812
Transpetro	690	691
Logigás	133	7
Thermoelectrics	(141)	(116)
Fundo de Investimento Imobiliário	(54)	(146)
TAG	99	241
PDET Off Shore	(88)	(83)
Other subsidiaries	3,269	2,017
Total Subsidiaries	92,964	76,964
Structured Entities
CDMPI	(112)	(131)
Total Structured Entities	(112)	(131)
Associates and joint ventures
Companies from the petrochemical sector	10,543	9,655
Other associates and joint ventures	421	31
Total associates and joint ventures	10,964	9,686
Total	103,816	86,519

17.3.	Annual rates for intercompany loans
	Parent Company
	Assets		Liabilities
	09.30.2018	12.31.2017	12.31.2017
From 5.01% to 7%	−	−	(3,315)
More than 9.01%	25	34	−
Total	25	34	(3,315)

The intercompany liability was settled in January 2018.

17.4.	Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current finance debt.

	Parent Company
	09.30.2018	12.31.2017
Other receivables	11,398	14,222
Assignment of receivables	(24,359)	(25,499)
	Jan-Sep/2018	Jan-Sep/2017
Finance income FIDC-NP	629	947
Finance expense FIDC-NP	(979)	(1,605)
Net finance income (expense)	(350)	(658)

17.5.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	09.30.2018						12.31.2017
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2018	1,110	−	189	−	1	1,300	1,780
2019	1,324	−	−	−	−	1,324	7,926
2020	1,227	2,603	415	−	3,632	7,877	15,497
2021	11,134	−	500	−	811	12,445	22,722
2022	8,888	7,407	4,004	3,494	400	24,193	40,152
2023 and thereafter	142,068	55,919	5,078	−	1,072	204,137	175,312
Total	165,751	65,929	10,186	3,494	5,916	251,276	263,389
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

Petrobras entered into two finance agreements with China Development Bank (CDB), maturing in 2026 and 2027 are also collateralized based on future oil exports for specific buyers limited to 200 thousand barrels per day up to 2019, 300 thousand barrels per day from 2020 to 2026, and 100 thousand barrels per day in 2027. This collateral may not exceed the amount of the related debt, amounting to R$ 40,671 (US$ 10,157 million) at September 30, 2018, and to R$ 35,775 (US$ 10,815 million) at December 31, 2017.

On January 30, 2018, the Company prepaid the remaining balance of a financing agreement with CDB maturing in 2019, in the amount of US$ 2.8 billion.

In accordance with the Company’s Business and Management Plan (BMP 2018-2022), the extension of these terms is associated to a better indebtedness level, as set out in note 15.

17.6.	Investment fund of subsidiaries abroad

At September 30, 2018, a subsidiary of PIB BV had R$ 5,844 (R$ 4,675 as of December 31, 2017) invested in an investment fund abroad that held debt securities of PGF, PDET and of consolidated structured entities, mainly with respect to  CDMPI and Charter projects.

17.7.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

		Consolidated
	09.30.2018		12.31.2017
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	1,393	519	971	468
Petrochemical companies	236	83	194	53
Other associates and joint ventures	1,004	2,914	587	2,286
Subtotal	2,633	3,516	1,752	2,807
Government entities
Government bonds	6,835	−	5,631	−
Banks controlled by the Brazilian Government	25,292	44,596	19,317	49,375
Receivables from the Electricity sector (note 7.4)	16,102	−	17,362	1
Petroleum and alcohol account - receivables from Brazilian Government	1,182	−	829	−
Diesel subsidy	2,234	−	−	−
Others	158	304	149	716
Subtotal	51,803	44,900	43,288	50,092
Pension plans	226	184	226	311
Total	54,662	48,600	45,266	53,210
Current assets	14,651	6,739	8,347	6,659
Non-current assets	40,011	41,861	36,919	46,551

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The income/expenses of significant transactions are set out in the following table:

		Consolidated
	Jul-Sep/2018	Jan-Sep/2018	Jul-Sep/2017	Jan-Sep/2017
Joint ventures and associates
State-controlled gas distributors	2,550	6,202	1,771	5,195
Petrochemical companies	4,083	10,106	2,823	9,269
Other associates and joint ventures	(1,305)	(3,045)	(569)	(1,025)
Subtotal	5,328	13,263	4,025	13,439
Government entities
Government bonds	94	269	119	346
Banks controlled by the Brazilian Government	(739)	(2,424)	(882)	(3,471)
Receivables from the Electricity sector	822	3,705	378	1,669
Petroleum and alcohol account - receivables from Brazilian Government	335	335	1	4
Diesel subsidy	3,222	3,812	−	−
Others	211	489	310	744
Subtotal	3,945	6,186	(74)	(708)
Pension plans	−	−	1	1
Total	9,273	19,449	3,952	12,732
Revenues, mainly sales revenues	11,446	23,346	5,852	18,020
Purchases and services	(2,591)	(5,551)	(1,425)	(3,023)
Foreign exchange and inflation indexation charges, net	(228)	(743)	323	896
Finance income (expenses), net	646	2,397	(798)	(3,161)
Total	9,273	19,449	3,952	12,732

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent. For detailed information on Assignment Agreement, see note 11.2.

In 2018, the Company participated in three competitive processes and, subsequently, in the second bidding round of oil sales carried out by the Pre-Sal Petróleo SA - PPSA, the state-owned company that represents the interests of the Brazilian Federal Government.  In the first three processes, the Company committed to acquire approximately 200,000 m3 of oil from Mero field. With respect to the bidding process, the Company committed to acquire, from September 2018 to August 2021, approximately 1,781,000 m3 of oil from Mero and Sapinhoá fields. The estimated amount of these transactions is R$ 2,942.

17.7.1.	Diesel Price Subsidy Program

In 2018, after risk assessment, the Company joined the Diesel Price Subsidy Program established by the Brazilian Federal Government. This program grants reimbursements to diesel producers and importers to the extent that their selling prices to the domestic distributors are equal or lower than prices determined by relevant regulation. The amount of this government grant results from the following parameters governed by each phase of the program as shown below:

Phase	Períod	Methodology of computation	Regulation
1st phase	June 1 to June 7, 2018	R$0.07 per liter	Decree 9,392/2018
2nd phase	June 8 to July 31, 2018	Difference between reference price provided for by ANP (Preço de Referência - PR) and the sales price to domestic distributors (Preço de Comercialização - PC), limited to R$ 0.30 per liter	Decree 9,403/2018
3rd phase	August 1 to December 31, 2018

Difference between PR and PC, limited to R$ 0.30 per liter, taking into account a fixed portion comprising  charges related to Social Integration Program and Social Security Financing (PIS and COFINS) and previous differences greater than the limit

Decree 9,454/2018

The PR is driven by diesel international prices and U.S. dollar exchange rates.  The first and second phases of the program included sales of different types of diesel, such as marine diesel. From the third phase of program, the subsidy has become restricted to sales of road diesel and, additionally, a fixed portion made up of charges related Social Integration Program and Social Security Financing (PIS and COFINS), as well as differences exceeding R$ 0.30 per liter in previous periods , have been included in its computation. In case of a lower PR when compared to PC, the program foresees reimbursement to the Brazilian Federal Government.

The Brazilian Federal Government stablished a R$ 9,500 threshold for this program, meaning that the subsidy will be ceased if the total grants provided for by the government meets such amount before December 31, 2018.

The settlement of the subsidy occurs to the extent the Company provides all necessary information to ANP in order to prove its fiscal regularity and prices of diesel sold in accordance with the relevant regulation. The period of the subsidy computation is up to thirty days and ANP must confirm the grant within fifteen business days after receiving all the necessary documentation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Such revenue recognition occurs when the diesel is sold and delivered to distributors and the right to the grant is recognized within current account receivables. Through September 30, 2018, the Company accounted for R$ 3,812 as revenues with respect to sales within the second and third phases of the program (see note 22). Of this amount, R$ 1,578 was disbursed to the Company in September 2018, and the Company expects to collect the remaining R$ 2,234 after the ANP assessment.

On October 10, 2018, ANP refused to grant the Company the subsidy of R$ 63 related to the first phase of the program, alleging that the Company did not comply with the requirements. The Company has taken measures to enable the collection and recognition of such amount.

17.7.2.	Petroleum and Alcohol accounts - Receivables from the Brazilian Federal Government

Pursuant to Provisional Measure 2,181 of August 24, 2001, the Brazilian Federal Government may settle the balance of receivables related to the Petroleum and Alcohol accounts by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both.

The Company provided all the information required by the National Treasury Secretariat (Secretaria doTesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Brazilian Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

On October 28, 2016, the court ruled in favor of the Company disallowing the use of an alleged debt from the liquidated company of the group, Petrobras Comércio Internacional S.A. – Interbrás, by the Brazilian Federal Government, when offsetting the outstanding balance.

On July 18, 2017, the Brazilian Federal Government appealed the ruling and, in July 2018, the Regional Federal Court (Tribunal Regional Federal – TRF) denied the appeal, sustained the aforementioned ruling from 2016 and determined the settlement of the amount owed by the Brazilian Federal Government including inflation charges from August 2011 based on the National Consumer Price Index – IPCA and interest at rates provided for the Brazilian Federal Justice.

In September 2018, the Brazilian Supreme Court ruled on a decision of including inflation indexation on an amount to be paid by the Brazilian Federal Government with respect to another proceeding in which the Company is not a party. According to this decision, such inflation charges were stayed and this decision affects all similar claims in which the Brazilian Federal Government is a party.

Accordingly, as of September 30, 2018, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 1,182 (R$ 829 as of December 31, 2017) and the Company recognized R$ 335 as finance income in the third quarter of 2018 only reflecting the interest accrued on such receivables.

17.8.	Compensation of key management personnel

The compensation of Executive Officers and Board Members of Petrobras parent company, which are based on the assumptions governed by the Secretariat of Management and Governance of the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), is set out as follows:

	Jan-Set/2018			Jan-Set/2017
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	9.6	0.7	10.3	9.5	0.7	10.2
Social security and other employee-related taxes	2.7	0.1	2.8	2.7	0.1	2.8
Post-employment benefits (pension plan)	0.7	−	0.7	0.8	−	0.8
Total compensation recognized in the statement of income	13.0	0.8	13.8	13.0	0.8	13.8
Average number of members in the period (*)	7.89	10.00	17.89	8.00	9.00	17.00
Average number of paid members in the period (**)	7.89	6.22	14.11	8.00	6.00	14.00
(*) Monthly average number of members.
(**) Monthly average number of paid members.

For the nine-month period ended September 30, 2018, charges related to compensation of the board members and executive officers of the Petrobras group amounted to R$ 65.4 (R$ 57.0 for the nine-month period ended September 30, 2017).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was R$ 317 thousand in the nine-month period ended September 30, 2018 (R$ 380 thousand with social security and related charges).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The monthly compensation of Audit Committee members is fixed at 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

In the first quarter of 2018, the Board of Directors approved the variable compensation program (PRV) of the Board of Executive Officers for the year 2018. The amount of compensation to be paid varies according to the percentage of achievement of the financial and operational targets. The program foresees compensations being disbursed through 5 years and may also trigger other compensations to officers from 2019 provided the achievement of certain prerequisites.

The Company’s General Shareholder’s Meeting held on April 26, 2018 determined the amount of R$ 28.3 as the threshold of executive officers and board members compensation for the period from April 2018 to March 2019, as well as approved the increase in the number of board members to 11.

The General Shareholder’s Meeting held on October 4, 2018 amended the Company’s Bylaws and created the Statutory Audit Committee of the Petrobras Conglomerate, an additional advisory committee to the Board of Directors serving as the audit committee for the Brazilian subsidiaries from Petrobras group with no such exclusive  committee as required by the Law 13,303/16. The monthly compensations of its chairman and other members are fixed at 40% and 30%, respectively, of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

18.	Provision for decommissioning costs
	Consolidated
Non-current liabilities	09.30.2018	12.31.2017
Opening balance	46,785	33,412
Adjustment to provision	95	13,522
Transfers related to liabilities held for sale	−	(379)
Payments made	(1,291)	(2,265)
Interest accrued (*)	1,779	2,418
Others	263	77
Closing balance	47,631	46,785
(*) R$ 1.811 in the nine-month period ended September 30, 2017.

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

19.	Taxes
19.1.	Income taxes and other taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	09.30.2018	12.31.2017	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Taxes in Brazil
Income taxes	1,084	1,464	1,252	130	0	0
Income taxes - Tax settlement programs	−	−	213	753	2,161	2,219
	1,084	1,464	1,465	883	2,161	2,219
Taxes abroad	31	120	49	107	0	−
Total	1,115	1,584	1,514	990	2,161	2,219

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2018	12.31.2017	09.30.2018	12.31.2017	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Taxes in Brazil:
Current / Deferred ICMS (VAT)	4,018	3,089	2,026	2,338	2,937	3,377	−	−
Current / Deferred PIS and COFINS	3,632	2,711	7,403	7,548	2,248	2,711	−	−
CIDE	47	47	−	−	176	344	−	−
Production taxes	−	−	−	−	7,955	5,311	−	−
Withholding income taxes	−	−	−	−	421	520	−	−
Tax Settlement Program (**)	−	−	−	−	425	2,144	−	−
Others	571	566	219	237	513	545	392	284
Total in Brazil	8,268	6,413	9,648	10,123	14,675	14,952	392	284
Taxes abroad	58	65	60	48	101	94	−	−
Total	8,326	6,478	9,708	10,171	14,776	15,046	392	284
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes the amount of R$ 6 relating to tax amnesty and refinancing program (REFIS) from previous periods.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.2.	Brazilian federal settlement programs

In 2017, the Company joined certain settlement programs created by the Brazilian Federal Government, which enabled the settlement of significant disputes in which the Company was a defendant, with certain benefits, such as the use of tax loss carry forwards and reduction in interests, penalties and related charges. The settlement of disputes involving Brazilian Federal Tax Authorities, Brazilian Federal Agencies and similar bodies reduced tax debts amounting to R$ 38,136 that as shown below:

Provisional measures	Signed into law	Brazilian federal settlement programs	Disputes	Amount of relief	Debts
766	-	Tax Settlement Program - PRT (*)	1,660	−	1,660
783	13,496	Special Tax Settlement Program - PERT	7,259	3,285	3,974
780	13,494	Non-Tax Debts Settlement Program - PRD	1,076	358	718
795	13,586	Withholding income tax on remittances for payment of charter of vessels	28,141	26,418	1,723
			38,136	30,061	8,075
(*) Benefit of using tax loss carryforwards to settle 80% of the debt.

Detailed information on those settlement programs are presented in note 21.2 to the Company’s audited financial statements ended December 31, 2017.

The balances of respective liabilities carried on the statement of financial position as of September 30, 2018are shown below:

	12.31.2017	Payments	Use of tax loss carryforwards	Inflation indexation	Others	09.30.2018
PRT
Income taxes	507	−	(504)	−	1	4
PERT
Income taxes	2,461	(154)	−	123	(60)	2,370
Other taxes	131	(195)	−	7	57	−
	2,592	(349)	−	130	(3)	2,370
PRD
Production taxes	288	(310)	−	6	16	−
Law 13,586/17
Withholding income tax	1,723	(1,366)	−	54	7	418
Total	5,110	(2,025)	(504)	190	21	2,792
Current	2,891					632
Non-current	2,219					2,161

The following table presents the settlement years of the outstanding amounts under these programs:

	2018	2019	2020	2021	2022	2023 onwards	Total
PRT	−	4	−	−	−	−	4
PERT	49	209	209	209	209	1,485	2,370
Law 13,586/17	418	−	−	−	−	−	418
	467	213	209	209	209	1,485	2,792

19.3.	Tax amnesty programs – State Tax

In accordance with its current corporate governance process and following cost-benefit analysis, the Company elected, during the nine-month period ended September 30, 2018, to settle in cash VAT (ICMS) tax disputes by joining states amnesty settlement programs and taking advance of their reliefs, as shown below:

State	State Law/Decree	Benefits received	Debts	Reduction Benefit	Amount to be paid after benefit (*)
TO	3,346/18	Reduction of 90% of debts from fines and interest	18	11	7
RN	10,341/18 and 27,679/18	Reduction of 95% of fines, 80% of the interest and 50% of Vat tax forgiveness	796	678	118
SE	8,458/2018	Reduction of 90% of fines and interest	977	848	129
MT	1,630/18	Reduction of 75% of interest, fines and penalties	405	188	217
			2,196	1,725	471
(*) Amounts recognized as other taxes.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.4.	New Taxation Model for the Oil and Gas Industry

On December 28, 2017, the Brazilian federal government enacted Law No. 13,586, which outlines a new taxation model for the oil and gas industry and, along with the Decree 9,128/2017, establishes a new special regime for exploration, development and production of oil, gas and other liquid hydrocarbons named Repetro-Sped.

Due to the application of this new model, the Company expects greater legal stability in the oil and gas industry in Brazil, which may encourage higher investments and reduce the number of litigations involving the industry players.

Regarding the Repetro-Sped, this regime enhances the former Repetro (Special Customs Regime for the Export and Import of Goods designated to Exploration and Production of Oil and Natural Gas Reserves), notably providing for tax relief over goods permanently held in Brazil in addition to the previous relief related to temporary admissions. Therefore, the Company has transferred the ownership of oil and gas assets under this regime from foreign subsidiaries to the parent company in Brazil and intends to finish this process until 2020. The regime will expire in December, 2040.

Following the creation of Repetro-Sped, the Brazilian states, pursuant to a decision of the Brazilian National Council of Finance Policies (CONFAZ), agreed to grant tax incentives relating to VAT (ICMS) over transactions in the scope of this regime to the extent each state enacts its specific regulation providing for the tax relief on oil and gas industry.

At the date of issue of these unaudited interim financial statements, the states enacting new regulations governing the VAT tax incentives authorized by the CONFAZ were: Rio de Janeiro, São Paulo, Bahia, Rio Grande do Norte, Espírito Santo, Sergipe, Amazonas, Ceará, Minas Gerais and Piauí.

For additional information on the main provisions under Law 13,586/17, Decree 9,128/17 and VAT (ICMS) tax incentives over the Repetro-Sped, see notes 21.4.1 and 21.4.2 to the audited financial statements for the year ended December 31, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.5.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Consolidated
	Property, Plant and Equipment
	Exploration and decommissioning costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total
Balance at January 1, 2017	(36,518)	3,055	11,446	(294)	3,676	19,684	1,398	9,807	928	13,182
Recognized in the statement of income for the year	1,148	(4,108)	(3,569)	(200)	3,671	888	434	−	446	(1,290)
Recognized in shareholders’ equity(**)	−	−	(2,718)	−	−	(223)	−	(892)	28	(3,805)
Cumulative translation adjustment	−	10	−	−	−	88	−	−	−	98
Use of tax credits - REFIS and PRORELIT	−	−	−	−	−	(873)	−	−	−	(873)
Others	−	(598)	(51)	64	(67)	386	51	(31)	351	105
Balance at December 31, 2017	(35,370)	(1,641)	5,108	(430)	7,280	19,950	1,883	8,884	1,753	7,417
Initial application of IFRS9	−	−	484	−	−	−	−	−	15	499
Balance at January 1, 2018	(35,370)	(1,641)	5,592	(430)	7,280	19,950	1,883	8,884	1,768	7,916
Recognized in the statement of income for the period	6,411	(4,659)	(3,530)	(222)	108	505	75	879	(1,127)	(1,560)
Recognized in shareholders’ equity(**)	−	−	10,594	−	−	−	−	−	7	10,601
Cumulative translation adjustment	−	102	(28)	−	−	905	−	−	(12)	967
Use of tax credits	−	−	−	−	−	(3,683)	−	−	(74)	(3,757)
Others	−	(35)	58	(69)	6	37	−	33	34	64
Balance at September 30, 2018	(28,959)	(6,233)	12,686	(721)	7,394	17,714	1,958	9,796	596	14,231
Deferred tax assets										11,373
Deferred tax liabilities										(3,956)
Balance at December 31, 2017										7,417
Deferred tax assets										15,976
Deferred tax liabilities										(1,745)
Balance at September 30, 2018										14,231
(*) It mainly includes impairment adjustments and capitalized borrowing costs.

(**) The amounts presented as Loans, trade and other receivables/payables and financing, relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out note 30.2.

The increase in deferred tax assets the nine-month period ended September 30, 2018  is mainly attributable to foreign exchange effects over the Company’s finance debt.

The Company recognizes the deferred tax assets based on projections of future taxable profits in a ten-year perspective supported by the Business and Management Plan, which is revised annually.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.6.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

		Consolidated
	Jul-Sep/2018	Jan-Sep/2018	Jul-Sep/2017	Jan-Sep/2017
Net income (losses) before income taxes	12,153	37,562	805	14,702
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(4,132)	(12,771)	(274)	(4,999)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distribution	222	444	−	−
Different jurisdictional tax rates for companies abroad	688	1,601	366	1,199
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(218)	(493)	(30)	(99)
Tax incentives	81	214	147	427
Tax loss carryforwards (unrecognized tax losses)	(179)	(552)	(54)	(178)
Non-taxable income (non-deductible expenses), net (**)	(525)	(1,043)	(248)	(1,213)
Tax settlement programs (***)	−	−	(85)	(4,416)
Agreement with US authorities	(1,202)	(1,202)	−	−
Others	17	(39)	23	326
Income taxes expense	(5,249)	(13,842)	(155)	(8,953)
Deferred income taxes	(396)	(1,560)	698	(4,701)
Current income taxes	(4,853)	(12,282)	(853)	(4,252)
Total	(5,249)	(13,842)	(155)	(8,953)
Effective tax rate of income taxes	43.2%	36.9%	19.3%	60.9%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes results in equity-accounted investments and expenses relating to health care plan.
(***) Income taxes in the scope of PRT and PERT and reversals of losses carry forwards from 2012 to 2017, as shown in note 19.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.	Employee benefits (Post-Employment)
20.1.	Pension and medical benefits

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary.

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statements for the year ended December 31, 2017 for detailed information about pension and medical benefits sponsored by the Company.

Deficit settlement plan – Petros Plan

The Petros Plan has in place a deficit settlement plan (PED) due to its accumulated deficit until 2015 in the amount of R$ 22.6 billion. This amount was updated based on interest and inflation and reached R$ 27.3 billion at December 31, 2017. The PED was approved by the Executive Council of Petros Foundation on September 12, 2017 and assessed by the Company and the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

Additional contributions from participants and sponsors have commenced in March 2018. Certain participants had appealed before the judiciary and have had their contributions suspended based on judicial injunctions. In these cases, the Company has not paid its parity contributions. In the nine-month period ended September 30, 2018, the Company paid R$ 432 with respect of contributions under the PED.

Pursuant to relevant regulation, the sponsors and participants will cover this deficit based on their respective proportions of regular contributions (parity basis). Accordingly, the Company will cover approximately R$ 13.7 billion of this deficit (Parent Company R$ 12.8 billion, BR Distribuidora 0.9 billion).

Split of Petros Plan

On February 15, 2018, the PREVIC authorized the split of Petros Plan into two separate plans: Petros Plan – Renegotiated and Petros Plan – Non-renegotiated. The Petros Plan split has been in place since April 1, 2018.

This split arose from the renegotiation procedures held in 2006-2007 period and in 2012, when 75% of the participants accepted the option to change to a model that sets forth solely inflation indexation on the annual adjustment of their benefits. The other participants’ benefits remained adjusted by the same rate as the Petrobras’ workforce had their salaries adjusted.

The balance of Petros plan was transferred to the new plans based on future commitments on a participant basis. As there were no changes in post-retirement benefits rules, the actuarial liabilities of these plans will be reviewed during the annual actuarial assumptions review to be carried out in December 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Changes in the net defined benefits are set out as follows:

	Consolidated
	Pension Plans				Medical Plan	Other Plans	Total
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Balance at January 1, 2017	35,040	−	−	955	36,549	124	72,668
(+) Remeasurement effects recognized in OCI	(2,123)	−	−	(340)	(3,738)	2	(6,199)
(+) Costs incurred in the year	4,015	−	−	246	4,410	34	8,705
(-) Contributions paid	(733)	−	−	−	(1,489)	(10)	(2,232)
(-) Payments related to the Term of Financial Commitment (TFC)	(712)	−	−	−	−	−	(712)
Others	−	−	−	−	−	(18)	(18)
Balance at December 31, 2017	35,487	−	−	861	35,732	132	72,212
Current	1,463	−	−	−	1,328	−	2,791
Non-current	34,024	−	−	861	34,404	132	69,421
Balance at December 31, 2017	35,487	−	−	861	35,732	132	72,212
(+) Costs incurred in the period	901	−	−	51	983	8	1,943
(-) Contributions paid	(302)	−	−	−	(359)	(1)	(662)
Others		−	−		−	98	98
Balance at March 31, 2018	36,086	−	−	912	36,356	237	73,591
Transfer due to split of Petros plan	(36,086)	25,429	10,657	−	−	−	−
(+) Costs incurred in the period	−	1,289	513	102	1,962	19	3,885
(-) Contributions paid	−	(565)	(180)	−	(868)	(10)	(1,623)
(-) Payments related to the Term of Financial Commitment (TFC)	−	(258)	(103)	−	−	−	(361)
Others	−	−	−	−	−	17	17
Balance at September 30, 2018	−	25,895	10,887	1,014	37,450	263	75,509
Current	−	1,164	494	−	1,328	7	2,993
Non-current	−	24,731	10,393	1,014	36,122	256	72,516
Balance at September 30, 2018	−	25,895	10,887	1,014	37,450	263	75,509

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans				Medical Plan	Other Plans	Total
	Petros (*)	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Current service cost	76	134	18	91	424	14	757
Net interest cost over net liabilities / (assets)	825	1,155	495	62	2,521	13	5,071
Net costs for Jan-Sep/2018	901	1,289	513	153	2,945	27	5,828

Related to active employees:
Included in the cost of sales	148	225	71	80	637	−	1,161
Included in operating expenses	72	110	33	45	331	22	613
Related to retired employees	681	954	409	28	1,977	5	4,054
Net costs for Jan-Sep/2018	901	1,289	513	153	2,945	27	5,828
Net costs for Jan-Sep/2017	3,011	−	−	187	3,307	23	6,528

Current service cost	−	67	9	31	141	7	255
Net interest cost over net liabilities / (assets)	−	535	290	20	841	5	1,691
Net costs for Jul-Sep/2018	−	602	299	51	982	12	1,946

Related to active employees:
Included in the cost of sales	−	107	41	27	212	−	387
Included in operating expenses	−	53	19	15	110	10	207
Related to retired employees	−	442	239	9	660	2	1,352
Net costs for Jul-Sep/2018	−	602	299	51	982	12	1,946
Net costs for Jul-Sep/2017	1,004	−	−	64	1,101	7	2,176
(*) It refers to the expense of the plan before the split occurred on April 1, 2018.

At September 30, 2018 the Company had pledged crude oil and oil products volumes, totaling R$ 18,021, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (RS$ 13,454 at December 31, 2017).

For the nine-month period ended September 30, 2018, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 652 (R$ 656 for the nine-month period ended September 30, 2017) recognized in the statement of income.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.2.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Secretariat of Coordination and Governance of State‐Owned Enterprises (SEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP). The annual goals are based on the results of the following corporate indicators:

•	Maximum permissible levels of crude oil and oil products spill;
•	Lifting cost excluding production taxes in Brazil;
•	Crude oil and NGL production in Brazil;
•	Feedstock processed ‐ excluding NGL ‐ in Brazil,
•	Vessel operating efficiency; and
•	Percentage of compliance with natural gas delivery schedules.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees (6.25% at September 30, 2018). However, in the event that the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month salary for each employee added to half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

The subsidiary Liquigás and the joint operations Fábrica Carioca de Catalizadores (FCC) and Ibiritermo have their specific methodology for profit sharing computation pursuant to their own collective bargaining agreement, apart from other entities of the group.

Based on the estimates in the nine-month period ended September 30, 2018, the Company recognized a provision of R$ 1,572 as other income and expenses (R$ 314 in the nine-month period ended September 30, 2017) regarding profit sharing benefits in accordance with clauses of the collective bargaining agreement, including R$ 9 as complement of the profit sharing for 2017.

20.3.	Voluntary Separation Incentive Plan

The Company has implemented voluntary separation incentive plans (PDIV) which had the following cumulative participation by employees since their announcement:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(16,525)	(2,831)	143
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,165	(1,723)	(428)	14
Total	21,664	(18,248)	(3,259)	157

As a result, the Company recognized a total of 18,248 separations in these plans, whose changes in the provision as of September 30, 2018 are set out as follows:

	Consolidated
	09.30.2018	12.31.2017
Opening Balance	112	2,644
Enrollments (*)	32
Revision of provisions	(23)	(757)
Separations in the period	(49)	(1,775)
Closing Balance	72	112
Current	72	112

(*) On January 29, 2018, Petrobras Distribuidora reopened its 2016 separation incentive plan PIDV (BR 2016) for new enrollments up to March 2, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.4.	New Employee Career and Compensation Plan

On July 2, 2018, the Company released to its workforce the Employee Career and Compensation Plan (Plano de Carreiras e Remuneração – PCR), an upgrade of the remuneration and career model driven by initiatives outlined in BMP 2018-2022. The new plan enhances the Company’s people management model by means of a number of criteria that enables higher rewards based on skills and performances, broader mobility and career development.

The PCR results in a greater alignment with practices suggested by Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST). The employees were able to join the program until September 14, 2018, except for certain specific cases.

The Company granted monetary incentive to employees joining the program in order to achieve a higher number of enrollments to the plan, and estimates that this cost will be offset in the mid-term through the application of the recognition and reward best practices.

Through September 30, 2018, the Company disbursed R$ 1,140 with respect to the 39,164 employees who joined the program until September 14, 2018 and accounted for this charge within other income and expenses.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.	Equity
21.1.	Share capital (net of share issuance costs)

As of September 30, 2018, subscribed and fully paid share capital is R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

21.2.	Other comprehensive income

In the nine-month period ended September 30, 2018, the Company primarily recognized as other comprehensive income the following effects:

•	Cumulative translation adjustment gain of R$ 26,865, resulting from the translation of financial statements of subsidiaries with functional currencies other than the Brazilian Real;
•

Foreign exchange rate variation loss of R$ 20,564, after taxes and amounts reclassified to the statement of income, recognized in the Company's equity, as a result of its cash flow hedge accounting policy. At September 30, 2018, the cumulative balance of foreign exchange variation losses, net of tax effects, was R$ 40,406 (see note 30.2).

21.3.	Earnings per share
		Consolidated and Parent Company
	Jul-Sep/2018	Jan-Sep/2018	Jul-Sep/2017	Jan-Sep/2017
Basic and diluted numerator - Net income attributable to shareholders of Petrobras
Common	3,791	13,509	151	2,870
Preferred	2,853	10,168	115	2,161
	6,644	23,677	266	5,031
Basic and diluted denominator - Weighted average number of outstanding shares
Common	7,442,454,142	7,442,454,142	7,442,454,142	7,442,454,142
Preferred	5,602,042,788	5,602,042,788	5,602,042,788	5,602,042,788
	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per share (R$ per share)
Common	0.51	1.82	0.02	0.39
Preferred	0.51	1.82	0.02	0.39
	0.51	1.82	0.02	0.39

21.4.	Distributions to shareholders

The General Shareholders Meeting held on April 26, 2018 amended provisions in the Company’s bylaws governing distribution to shareholders (dividends and interest on capital) on a quarterly basis. This distribution will be included in the Company’s minimum mandatory distribution for 2018 and will bear interest at Selic rate from the date of the payment to the end of the fiscal year.

The quarterly distribution of interest on capital is shown in the following table:

				Common		Preferred
Payment	Date of approval by the Board of Directors	Ex-dividend date	Date of Payment	Amount	Amount per Share (Pre-tax) (R$)	Amount	Amount per Share (Pre-tax) (R$)	Total amount
1st payment of interest on capital	05.07.2018	05.21.2018	05.29.2018	372	0,05	280	0,05	652
2nd payment of interest on capital	08.02.2018	08.13.2018	08.23.2018	372	0,05	280	0,05	652
3rd payment of interest on capital	11.05.2018	11.21.2018	12.03.2018	744	0,10	560	0,10	1,304
				1,488		1,120		2,608

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

22.	Sales revenues
		Consolidated
	Jul-Sep/2018	Jan-Sep/2018	Jul-Sep/2017	Jan-Sep/2017
Gross sales	122,722	325,979	93,002	263,760
Sales taxes (*)	(24,462)	(68,863)	(21,180)	(56,577)
Sales revenues (**)	98,260	257,116	71,822	207,183
Diesel	29,986	75,640	20,674	59,019
Diesel subsidy	2,923	3,459	−	−
Automotive gasoline	14,904	43,173	12,737	39,506
Liquefied petroleum gas	4,350	12,139	3,304	8,867
Jet fuel	4,032	10,331	2,421	7,141
Naphtha	2,722	6,537	1,906	6,421
Fuel oil (including bunker fuel)	1,625	3,501	1,233	3,103
Other oil products	4,524	11,480	3,069	8,757
Subtotal oil products	65,066	166,260	45,344	132,814
Natural gas	5,842	14,803	4,399	11,905
Ethanol, nitrogen products and renewables	2,048	5,415	3,199	8,837
Breakage	213	1,434	−	−
Electricity	3,764	6,791	3,808	7,767
Services and others	567	2,180	713	2,066
Domestic market	77,500	196,883	57,463	163,389
Exports	14,011	41,893	10,199	31,645
Sales abroad (***)	6,749	18,340	4,160	12,149
Foreign market	20,760	60,233	14,359	43,794
Sales revenues (**)	98,260	257,116	71,822	207,183
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 27.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the nine-month period ended September 30, 2018 and 2017, there was no customer whose sales revenues totaled 10% or more of the Company’s sales revenues.

As set out in note 17.7, the revenue recognition of the diesel subsidy occurs when the diesel is sold and delivered to distributors. At September 30, 2018, the Company accounted for R$ 3,812 of gross sales (R$ 3,459 of sales revenues) relating to this subsidy.

The impacts of the adoption of IFRS 15 in the nine-month period ended September 30, 2018 are presented in note 4.

23.	Other income and expenses
		Consolidated
	Jul-Sep/2018	Jan-Sep/2018	Jul-Sep/2017	Jan-Sep/2017
Pension and medical benefits - retirees	(1,352)	(4,054)	(1,529)	(4,587)
Agreement with US Authorities	(3,536)	(3,536)	−	−
Unscheduled stoppages and pre-operating expenses	(1,563)	(3,335)	(1,210)	(3,793)
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	384	(2,524)	(1,549)	(2,712)
Gains / (losses) with commodities derivatives	(172)	(2,129)	−	−
Profit sharing	(472)	(1,572)	(16)	(314)
Employee Career and Compensation Plan - PCR	(1,140)	(1,140)	−	−
Institutional relations and cultural projects	(205)	(490)	(179)	(483)
Operating expenses with thermoelectric power plants	(73)	(245)	(20)	(178)
Health, safety and environment	(46)	(182)	(59)	(159)
Allowance for impairment of other receivables	(20)	(100)	(227)	(1,590)
Voluntary Separation Incentive Plan - PIDV	2	(10)	87	756
Impairment (losses) / reversals (**)	(1,501)	(1,382)	(144)	(351)
Government grants	70	211	96	223
Ship/Take or Pay Agreements and related fines	158	236	400	1,356
Expenses / Reimbursements from E&P partnership operations	342	809	201	863
Reclassification of cumulative translation adjustments - CTA	−	−	−	(116)
Gain on remeasurement of investment retained with loss of control	−	−	−	698
Amounts recovered from Lava Jato investigation	1,735	1,736	65	154
Gains / (losses) on disposal/write-offs of assets (***)	(250)	1,873	(416)	5,269
Others	(44)	414	(162)	359
Total	(7,683)	(15,420)	(4,662)	(4,605)
(*) In 2018, it includes foreign exchange losses relating to the Class Action Settlement provision, in the amount of R$ 1,962.
(**) In the third quarter of 2018, it includes R$ 1,484 relating to impairment losses in Gulf of Mexico fields (see note 11).
(***) In 2018, it primarily comprises gains with divestments, as set out in note 9. In 2017, it includes returned areas and cancelled projects, as well as the divestment in NTS.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

24.	Costs and Expenses by nature
		Consolidated
	Jul-Sep/2018	Jan-Sep/2018	Jul-Sep/2017	Jan-Sep/2017
Materials, third-party services, freight, rent and other related costs	(19,104)	(54,378)	(16,611)	(43,093)
Raw material and products for resale	(26,990)	(60,288)	(17,261)	(45,338)
Depreciation, depletion and amortization	(10,700)	(32,720)	(10,885)	(32,033)
Production taxes	(10,965)	(29,882)	(5,780)	(17,664)
Employee compensation	(8,902)	(23,851)	(7,266)	(21,632)
(Losses) / Gains on legal, administrative and arbitration proceedings	384	(2,524)	(1,549)	(2,712)
Agreement with US Authorities	(3,536)	(3,536)	−	−
Gains / (losses) with Commodities Derivatives	(172)	(2,129)	−	−
Unscheduled stoppages and pre-operating expenses	(1,563)	(3,335)	(1,210)	(3,793)
Other taxes (*)	(791)	(1,631)	(1,013)	(4,373)
Allowance for impairment of trade receivables	(1,939)	(3,422)	(575)	(2,033)
Institutional relations and cultural projects	(205)	(490)	(179)	(483)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(27)	(259)	(391)	(715)
Health, safety and environment	(46)	(182)	(59)	(159)
Impairment (losses) / reversals	(1,501)	(1,382)	(144)	(351)
Reclassification of cumulative translation adjustment - CTA	−	−	−	(116)
Gain on remeasurement of investment retained with loss of control	−	−	−	698
Amounts recovered from Lava Jato investigation	1,735	1,736	65	154
Gains / (losses) on disposal/write-offs of assets (**)	(250)	1,873	(416)	5,269
Changes in inventories	3,331	10,784	(770)	(1,771)
Total	(81,241)	(205,616)	(64,044)	(170,145)
In the Statement of income
Cost of sales	(63,616)	(164,076)	(50,585)	(140,791)
Selling expenses	(5,899)	(14,775)	(4,237)	(10,516)
General and administrative expenses	(2,213)	(6,561)	(2,451)	(6,979)
Other taxes (*)	(791)	(1,631)	(1,013)	(4,373)
Exploration costs	(412)	(1,438)	(671)	(1,570)
Research and development expenses	(627)	(1,715)	(425)	(1,311)
Other income and expenses	(7,683)	(15,420)	(4,662)	(4,605)
Total	(81,241)	(205,616)	(64,044)	(170,145)

(*) In 2017, it includes effects of Brazilian federal settlement programs, in the amount of R$ 2,298.

(**) In 2018, it includes the gains with divestments, as set out in note 9.1. In 2017, it includes returned areas and cancelled projects, as well as the divestment in NTS.

25.	Net finance income (expense)
		Consolidated
	Jul-Sep/2018	Jan-Sep/2018	Jul-Sep/2017	Jan-Sep/2017
Debt interest and charges	(4,417)	(15,552)	(5,595)	(17,098)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(3,482)	(8,538)	(3,369)	(10,220)
Discount and premium on repurchase of debt securities	229	(925)	(75)	(1,067)
Income from investments and marketable securities (Government Bonds)	526	1,505	522	1,396
Financial result on net debt	(7,144)	(23,510)	(8,517)	(26,989)
Capitalized borrowing costs	1,563	4,946	1,579	4,659
Gains (losses) on derivatives	(280)	(565)	(146)	129
Unwinding of discount on the provision for decommissioning costs	(596)	(1,787)	(610)	(1,821)
Other finance expenses and income, net (**)	191	3,802	(71)	(1,380)
Other foreign exchange gains (losses) and indexation charges, net	425	1,380	354	1,401
Net finance income (expenses)	(5,841)	(15,734)	(7,411)	(24,001)
Income	2,254	7,951	741	2,725
Expenses	(4,752)	(15,948)	(5,231)	(18,044)
Foreign exchange gains (losses) and indexation charges	(3,343)	(7,737)	(2,921)	(8,682)
Total	(5,841)	(15,734)	(7,411)	(24,001)
(*) It includes debt raised in Brazil (in Brazilian Real) indexed to the U.S. dollar.
(**) It includes R$2,068 related to electricity sector as described in note 7.4.

26.	Supplemental information on statement of cash flows
	Consolidated
	Jan-Sep/2018	Jan-Sep/2017
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	3,101	2,198

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	303	358
Provision/(reversals) for decommissioning costs	95	96
Use of deferred tax and judicial deposit for the payment of contingency	52	985

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

27.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Consolidated assets by operating segment - 09.30.2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	15,673	55,040	8,166	220	10,870	77,645	(17,413)	150,201
Non-current assets	491,859	127,658	51,875	456	9,929	34,769	9	716,555
Long-term receivables	30,158	12,122	4,035	9	3,338	31,752	162	81,576
Investments	5,016	5,201	2,998	164	−	17	−	13,396
Property, plant and equipment	448,659	109,665	43,911	283	5,841	2,522	(153)	610,728
Operating assets	345,316	95,678	34,203	276	5,047	1,666	(153)	482,033
Under construction	103,343	13,987	9,708	7	794	856	−	128,695
Intangible assets	8,026	670	931	−	750	478	−	10,855
Total Assets	507,532	182,698	60,041	676	20,799	112,414	(17,404)	866,756
Consolidated assets by operating segment - 12.31.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	25,056	41,912	5,992	213	9,795	90,878	(17,937)	155,909
Non-current assets	453,344	127,015	55,391	413	10,451	30,676	(1,684)	675,606
Long-term receivables	25,206	11,014	7,924	12	3,553	24,772	(1,526)	70,955
Investments	4,727	4,937	2,747	108	16	19	−	12,554
Property, plant and equipment	418,421	110,488	43,767	293	6,158	5,388	(158)	584,357
Operating assets	302,308	96,652	34,999	280	5,300	4,320	(158)	443,701
Under construction	116,113	13,836	8,768	13	858	1,068	−	140,656
Intangible assets	4,990	576	953	−	724	497	−	7,740
Total Assets	478,400	168,927	61,383	626	20,246	121,554	(19,621)	831,515

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jul-Sep/2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	51,813	76,289	13,518	236	27,611	−	(71,207)	98,260
Intersegments	49,305	18,277	3,081	223	321	−	(71,207)	−
Third parties	2,508	58,012	10,437	13	27,290	−	−	98,260
Cost of sales	(28,159)	(68,601)	(11,270)	(220)	(26,030)	−	70,664	(63,616)
Gross profit	23,654	7,688	2,248	16	1,581	−	(543)	34,644
Expenses	(5,357)	(3,099)	(3,589)	(24)	(64)	(5,460)	(32)	(17,625)
Selling	(86)	(1,672)	(3,312)	(2)	(815)	13	(25)	(5,899)
General and administrative	(210)	(337)	(168)	(19)	(204)	(1,276)	1	(2,213)
Exploration costs	(412)	−	−	−	−	−	−	(412)
Research and development	(434)	(11)	(30)	−	(2)	(150)	−	(627)
Other taxes	(147)	(103)	(33)	(4)	(205)	(299)	−	(791)
Other income and expenses	(4,068)	(976)	(46)	1	1,162	(3,748)	(8)	(7,683)
Net income (loss) before financial results and income taxes	18,297	4,589	(1,341)	(8)	1,517	(5,460)	(575)	17,019
Net finance income (expenses)	−	−	−	−	−	(5,841)	−	(5,841)
Results in equity-accounted investments	253	537	179	19	(8)	(5)	−	975
Net Income (loss) before income taxes	18,550	5,126	(1,162)	11	1,509	(11,306)	(575)	12,153
Income taxes	(6,220)	(1,561)	456	3	(516)	2,394	195	(5,249)
Net income (loss)	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904
Net income (loss) attributable to:
Shareholders of Petrobras	12,334	3,410	(808)	14	712	(8,638)	(380)	6,644
Non-controlling interests	(4)	155	102	−	281	(274)	−	260
Net income (loss)	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jan-Sep/2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	140,771	197,049	33,114	670	75,701	−	(190,189)	257,116
Intersegments	134,682	45,093	8,843	626	945	−	(190,189)	−
Third parties	6,089	151,956	24,271	44	74,756	−	−	257,116
Cost of sales	(79,662)	(174,004)	(24,745)	(624)	(71,176)	−	186,135	(164,076)
Gross profit (loss)	61,109	23,045	8,369	46	4,525	−	(4,054)	93,040
Income (Expenses)	(7,804)	(7,420)	(8,307)	(63)	(2,197)	(15,645)	(104)	(41,540)
Selling	(227)	(4,587)	(6,996)	(5)	(2,375)	(510)	(75)	(14,775)
General and administrative	(666)	(1,026)	(400)	(53)	(614)	(3,801)	(1)	(6,561)
Exploration costs	(1,438)	−	−	−	−	−	−	(1,438)
Research and development	(1,192)	(30)	(63)	−	(3)	(427)	−	(1,715)
Other taxes	(339)	(308)	(118)	(12)	(243)	(611)	−	(1,631)
Other income and expenses	(3,942)	(1,469)	(730)	7	1,038	(10,296)	(28)	(15,420)
Net income (loss) before financial results and income taxes	53,305	15,625	62	(17)	2,328	(15,645)	(4,158)	51,500
Net finance income (expenses)	−	−	−	−	−	(15,734)	−	(15,734)
Results in equity-accounted investments	266	1,284	269	(13)	(8)	(2)	−	1,796
Net Income (loss) before income taxes	53,571	16,909	331	(30)	2,320	(31,381)	(4,158)	37,562
Income taxes	(18,123)	(5,313)	(21)	6	(792)	8,987	1,414	(13,842)
Net income (loss)	35,448	11,596	310	(24)	1,528	(22,394)	(2,744)	23,720
Net income (loss) attributable to:
Shareholders of Petrobras	35,462	11,725	(56)	(24)	1,105	(21,791)	(2,744)	23,677
Non-controlling interests	(14)	(129)	366	−	423	(603)	−	43
Net income (loss)	35,448	11,596	310	(24)	1,528	(22,394)	(2,744)	23,720

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jul-Sep/2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	32,528	52,616	11,122	178	22,675	−	(47,297)	71,822
Intersegments	31,547	12,859	2,413	166	312	−	(47,297)	−
Third parties	981	39,757	8,709	12	22,363	−	−	71,822
Cost of sales	(22,495)	(46,335)	(8,237)	(176)	(20,807)	−	47,465	(50,585)
Gross profit	10,033	6,281	2,885	2	1,868	−	168	21,237
Expenses	(3,702)	(2,702)	(1,915)	(20)	(950)	(4,226)	56	(13,459)
Selling	(99)	(1,476)	(1,957)	(2)	(827)	61	63	(4,237)
General and administrative	(282)	(371)	(128)	(16)	(218)	(1,436)	−	(2,451)
Exploration costs	(671)	−	−	−	−	−	−	(671)
Research and development	(257)	(8)	(34)	−	−	(126)	−	(425)
Other taxes	(129)	(221)	(46)	(5)	(83)	(529)	−	(1,013)
Other income and expenses	(2,264)	(626)	250	3	178	(2,196)	(7)	(4,662)
Net income (loss) before financial results and income taxes	6,331	3,579	970	(18)	918	(4,226)	224	7,778
Net finance income (expenses)	−	−	−	−	−	(7,411)	−	(7,411)
Results in equity-accounted investments	106	231	115	(17)	1	2	−	438
Net Income (loss) before income taxes	6,437	3,810	1,085	(35)	919	(11,635)	224	805
Income taxes	(2,153)	(1,218)	(330)	7	(312)	3,927	(76)	(155)
Net income (loss)	4,284	2,592	755	(28)	607	(7,708)	148	650
Net income (loss) attributable to:
Shareholders of Petrobras	4,254	2,643	665	(28)	607	(8,023)	148	266
Non-controlling interests	30	(51)	90	−	−	315	−	384
Net income (loss)	4,284	2,592	755	(28)	607	(7,708)	148	650

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jan-Sep/2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	97,583	157,846	28,093	495	63,914	−	(140,748)	207,183
Intersegments	94,352	37,962	6,992	469	973	−	(140,748)	−
Third parties	3,231	119,884	21,101	26	62,941	−	−	207,183
Cost of sales	(65,281)	(137,548)	(20,224)	(519)	(59,177)	−	141,958	(140,791)
Gross profit	32,302	20,298	7,869	(24)	4,737	−	1,210	66,392
Expenses	(8,950)	(6,821)	1,646	(34)	(2,902)	(12,463)	170	(29,354)
Selling	(310)	(4,143)	(3,946)	(5)	(2,383)	81	190	(10,516)
General and administrative	(764)	(1,096)	(411)	(58)	(647)	(4,002)	(1)	(6,979)
Exploration costs	(1,570)	−	−	−	−	−	−	(1,570)
Research and development	(796)	(27)	(69)	−	(1)	(418)	−	(1,311)
Other taxes	(229)	(334)	(725)	(18)	(120)	(2,947)	−	(4,373)
Other income and expenses	(5,281)	(1,221)	6,797	47	249	(5,177)	(19)	(4,605)
Net income (loss) before financial results and income taxes	23,352	13,477	9,515	(58)	1,835	(12,463)	1,380	37,038
Net finance income (expenses)	−	−	−	−	−	(24,001)	−	(24,001)
Results in equity-accounted investments	257	1,197	290	(80)	−	1	−	1,665
Net Income (loss) before income taxes	23,609	14,674	9,805	(138)	1,835	(36,463)	1,380	14,702
Income taxes	(7,940)	(4,583)	(3,235)	20	(624)	7,878	(469)	(8,953)
Net income (loss)	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749
Net income (loss) attributable to:
Shareholders of Petrobras	15,625	10,173	6,289	(118)	1,211	(29,060)	911	5,031
Non-controlling interests	44	(82)	281	−	−	475	−	718
Net income (loss)	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

28.	Provisions for legal proceedings
28.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) agreement to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems and (vii) claim for compensation.

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	09.30.2018	12.31.2017
Labor claims	4,348	4,513
Tax claims	3,098	4,065
Civil claims	16,326	14,362
Environmental claims	479	300
Other claims	1	1
Total	24,252	23,241
Current liabilities	12,077	7,463
Non-current liabilities	12,175	15,778

	Consolidated
	09.30.2018	12.31.2017
Opening Balance	23,241	11,052
Additions, net of reversals	(157)	12,726
Use of provision	(2,062)	(1,448)
Accruals and charges	2,812	909
Others	418	2
Closing Balance	24,252	23,241

In preparing its unaudited consolidated interim financial statements for the period ended September 30, 2018, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main additions to the provision for legal proceedings in the nine-month period ended September 30, 2018 were primarily attributable to unfavorable court rulings that changed the probabilities of outflows of resources relating to certain claims to probable, as well as changes in the assessment of civil claim for compensation. These additions were partially offset by reversal of provisions relating to the class action requiring a review of the RMNR following a favorable decision of the Brazilian Supreme Court, and to an extrajudicial settlement of BR Distribuidora relating to tax debts with the state of Mato Grosso.

Foreign exchange losses over the provision for the Class Action in the USA, as well as withholding income tax disbursed on the installments of the class action settlement (see note 28.4.1), also affected the balance of provisions for legal proceedings during the nine-month period ended September 30, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

28.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2018	12.31.2017
Tax	15,992	10,922
Civil	4,420	3,998
Labor	3,148	2,947
Environmental	614	581
Others	11	17
Total	24,185	18,465

	Consolidated
	09.30.2018	12.31.2017
Opening Balance	18,465	13,032
Additions	5,271	5,155
Use	(412)	(441)
Accruals and charges	772	721
Others	89	(2)
Closing Balance	24,185	18,465

In the nine-month period ended September 30, 2018, the Company made judicial deposits in the amount of R$ 5,271 mainly resulting from an unfavorable decision issued by the Regional Federal Court of Rio de Janeiro (Tribunal Regional Federal – TRT/RJ) in October 2017, with respect to withholding income tax on remittances for payments of vessel charters from 1999 to 2002, as well as judicial deposits related to tax claim alleging taxable income from foreign subsidiaries and associates located outside Brazil, as set out in note 28.3.

28.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of September 30, 2018, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	09.30.2018	12.31.2017
Tax	132,871	129,466
Labor	31,305	23,825
Civil	36,466	31,825
Environmental	8,047	7,787
Total	208,689	192,903

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
	09.30.2018	12.31.2017
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understands there is a possible likelihood of loss, since there are legal predictions in line with the position of the Company.

	44,414	43,141
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	13,529	13,191
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	12,016	11,977
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative and judicial levels.	5,325	5,097

5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,267	2,224
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.

Current status: The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited it to 20% of the payroll and compensation of key management participants in the plan. In 2017, after assessing the fundamentals of this court ruling, the Company considered as probable the likelihood of outflow of resources with respect to the portion of the deduction that exceeds the 20% limit, and as remote the portion within the 20% limit.

The other claims of this item, which have different legal basis, remain with their likelihood of loss as possible and are in different administrative and judicial stages.

	2,080	2,028
Plaintiff: States of RJ, BA and AL Finance Departments
7) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,665	4,519
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

8) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in different administrative and judicial stages.	4,304	4,050
Plaintiff: States of SP, CE, PB, RJ, BA, PA and AL Finance Departments
9) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states, including two new material notices applied in the third quarter of 2018, which are in different administrative and judicial stages.	4,101	1,912
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
10) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in administrative and judicial stages.	3,705	3,595
Plaintiff: States of RJ, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
11) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,612	3,404
Plaintiff: States of RJ, SP, ES, BA, PE, MG, RS, AL and SE Finance Departments
12) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,458	3,287
Plaintiff: States of PR, AM, BA, ES, PA, PE, SP and PB Finance Departments
13) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	3,349	3,227
Plaintiff: States of SP, RS and SC Finance Departments
14) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,856	2,817
Plaintiff: State of São Paulo Finance Department

15) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits in administrative and judicial stages. In the third quarter of 2018, the company obtained final favorable decisions in proceedings in administrative stages, contributing to the partial reduction of the exposure.	2,532	2,933
16) Charge of VAT (ICMS), as a result of the temporary admission being unauthorized, since the customs clearance regarding the import of the rig has been done in Rio de Janeiro instead of São Paulo.
Current status: This claim involves lawsuits in different judicial stages. The State of São Paulo Finance Department appeal was denied, thus the likelihood of loss became remote in the third quarter of 2018.	−	2,518
Plaintiff: States of RJ, SP, SE and BA Finance Departments
17) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages. New lawsuits during the third quarter of 2018 contributed to the increase of the balance.	2,228	1,696
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL, RN, SP and PR Finance Departments
18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages. New lawsuits during the third quarter of 2018 contributed to the increase of the balance.	1,788	941
Plaintiff: States of AM, BA, RS and RJ Finance Departments
19) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,518	1,481

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Plaintiff: States of GO, PA, RJ, RR, SC, SP and TO.

20)  Charge of VAT (ICMS) on remittance and symbolic return of jet fuel to retail establishment which, in the understanding of the tax authority, should have retention and collection of the ICMS for the subsequent operations, since it is considered a remittance to a retail taxpayer established in the State.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,494	1,376
Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different judicial stages.	1,166	1,108
22) Other tax matters	12,464	12,944
Total for tax matters	132,871	129,466

Description of labor matters	Estimate
	09.30.2018	12.31.2017
Plaintiff: Employees and Sindipetro Union of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.

Current status: The Superior Labor Court (Tribunal Superior do Trabalho - TST) denied the special appeal filed by the Company. Petrobras filed a Motion for Clarification on the decision. Judgment is still pending. On July 26, 2018, a minister of the Superior Federal Court (Superior Tribunal Federal - STF) granted Petrobras' request to prevent the effects of the judgment of the TST, determining the suspension of individual and class actions on this subject, pending the deliberation on this matter in the Supreme Court or further deliberation of the rapporteur minister assigned to this case. On August 13, 2018, the rapporteur confirmed the decision of the minister and extended the decision to the ongoing actions on the matter, suspending all cases relating to this subject.

	22,423	14,940
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF

2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit of standby work per workday, as well as an 11-hour period for rest between workdays, subject to a daily fine.

Current status: Awaiting the Superior Labor Court to judge appeals filed by the plaintiff.	1,343	1,286
3) Other labor matters	7,539	7,599
Total for labor matters	31,305	23,825

Description of civil matters	Estimate
	09.30.2018	12.31.2017
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows:

a) Lula and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the arbitration is stayed and currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down.

b) Baúna and Piracicaba: the Court reassessed previous decision that disallowed judicial deposits, therefore the Company is currently depositing the controversial amounts. The arbitration is stayed.

c) Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing. On both parties initiative, the arbitration is stayed.

d) Parque das Baleias complex: the Superior Court of Justice (STJ) ruled that the Chamber of Arbitration has the responsibility to determine whether or not the case should be arbitrated. The Judiciary stated decisions allowing the continuation of the arbitration. Therefore, the Chamber of Arbitration disallowed ANP to charge for special participation, establishing that Petrobras should provide collateral on the debt to be negotiated with ANP. On both parties initiative, the arbitration is stayed.

	10,814	8,711

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields. It also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: The claims involve lawsuits in different administrative and judicial stages.	6,184	5,410
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.

Current status: The lawsuit brought by EIG and its affiliates alleges that the Company has committed fraud by inducing the claimants to invest in "Sete" through communications that would have omitted an alleged corruption scheme involving Petrobras and "Sete" . The U.S. District Court for the District of Columbia upheld in part Petrobras’ preliminary defense (motion to dismiss).Petrobras appealed the court’s decision to dismiss in part Petrobras’ preliminary defense. On January 19, 2018, oral argument on the appeal was held before the U.S. Court of Appeals for the District of Columbia Circuit. On July 3, 2018, a panel of the Court of Appeals rendered a decision, by a majority, rejecting Petrobras’ appeal. This ruling did not discuss the merits of EIG’s allegations and examined only whether Petrobras would be exempt from prosecution in the US at the initial stage of the case. Petrobras presented a Petition for Rehearing on August 2, 2018 and on October 1st, 2018 the D.C. Circuit denied it.

	7,895	7,036
Plaintiff: Vantage Deepwater Company and Vantage Deepwater Drilling Inc.
4) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.

Current status: An unfavorable decision was rendered on July 2, 2018. The Arbitral Tribunal formed by three arbitrators decided by a majority vote that Vantage is entitled to receive US$ 622 million, bearing interests at a 15.2% annual rate, in compensation for early termination of the contract related to the drilling service provided by the Titanium Explorer drilling rig, and for services already billed. On August 31, 2018, the Company challenged the arbitral award, arguing that it has been denied the fundamental safeguards of impartiality and due process, as expressed by the dissenting arbitrator.  Therefore, the Company understands that the likelihood of loss remains possible, thus no provision was recognized for the moment. Concurrently, on August 8, 2018, the Dutch Judiciary granted an injunction in favor of Vantage, blocking any amounts and assets due to Petrobras, arising from obligations of some of its Netherlands-based subsidiaries until August 8, 18, limited to US$ 684 million. The injunction also reaches the subsidiaries Petrobras Netherlands B.V. and Petrobras International Braspetro B.V. The Company is taking legal action in relation to the blockade.

	2,684	1,323
5) Other civil matters	8,889	9,345
Total for civil matters	36,466	31,825

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of environmental matters	Estimate
	09.30.2018	12.31.2017

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal.	3,408	3,115
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,522	1,469
3) Other environmental matters	3,117	3,203
	8,047	7,787

28.4.	Class action and related proceedings
28.4.1.	Class action and related proceedings in the USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company, Petrobras International Finance Company S.A. (“PifCo”), Petrobras Global Finance B.V. (“PGF,” and collectively with the Company and PifCo, the “Petrobras Defendants”), certain underwriters of debt securities (the “Underwriter Defendants”), among other defendants (the “Defendants”), in the United States District Court for the Southern District of New York (“SDNY” or the “District Court”). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action” or “Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015.

In sum and substance, the complaints in the Consolidated Securities Class Action asserted claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Securities Act of 1933, as amended (the “Securities Act”), alleging that in the Company’s press releases, filings with the U.S. Securities and Exchange Commission (the “SEC”) and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

In addition to the Consolidated Securities Class Action, 33 lawsuits were filed by individual investors before the same judge in the SDNY, and one was filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Individual Actions”), consisting of allegations similar to those in the Consolidated Securities Class Action.

The Company and certain other defendants actively litigated the Class Action and the Individual Actions, both before the District Court and by appeal to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). On July 7, 2017, the Second Circuit partially granted the appeal by the Petrobras Defendants (and other defendants) of the District Court’s class certification of the Class Action, reversing some aspects of the District Court’s ruling and affirming others. On November 1, 2017, the Petrobras Defendants (and other defendants) filed a petition for writ of certiorari in the United States Supreme Court appealing the Second Circuit’s decision. On November 3, 2017, the Second Circuit granted the Company’s unopposed motion to stay the mandate, which was filed by Petrobras on August 30, 2017. On January 16, 2018, United States Supreme Court granted a joint motion to defer consideration of Petrobras’ petition for a writ of certiorari, pending final approval of the Class Action Settlement.

Between on or about October 21, 2016 and September 13, 2017, Petrobras’ board of directors approved agreements to settle 21 of the Individual Actions (the “Settled Individual Actions”), leaving 13 remaining pending Individual Actions (six of which had been stayed since filed) (the “Pending Individual Actions”). The terms of the settlements for the Settled Individual Actions are confidential and Petrobras denies all allegations of wrongdoing. The settlements are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

Based on the settlements reached in the Settled Individual Actions and advanced stages of negotiations in certain other Pending Individual Actions, the Company charged R$ 1,476 to the statement of income as other income and expenses (R$ 261 in 2017 and R$ 1,215 in 2016).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

At the end of December 2017, the Company signed an agreement in principle to settle the Consolidated Securities Class Action (the “Class Action Settlement”), which was submitted to the District Court for preliminary approval. On February 23, 2018, the District Court held a hearing on preliminary approval of the settlement, and subsequently granted preliminary approval on February 28, 2018. Notice was provided to potential class members who had the opportunity to opt out or not of the settlement and raise any objections to the District Court. After the notice and objection period, the District Court conducted a hearing on June 4, 2018 to determine whether to grant final approval of the Class Action Settlement and a decision was rendered on June 22, 2018, which granted final approval of the agreement and rejected the challenges raised by the objectors.

The Class Action Settlement is intended to resolve all pending and prospective claims by purchasers of Petrobras securities in the United States and by purchasers of Petrobras securities that are listed for trading or that clear or settle through the Depository Trust Company in the United States. Under the Class Action Agreement, the parties agreed to the certification, for settlement purposes only, of a new class defined as all persons who (i) during the time Period between January 22, 2010 and July 28, 2015, inclusive (the “Class Period”), purchased or otherwise acquired Petrobras Securities, including debt securities issued by PifCo and/or PGF, on the New York Stock Exchange or pursuant to other Covered Transactions; and/or (ii) purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in Covered Transactions, directly in, pursuant and/or traceable to a May 13, 2013 public offering registered in the United States and/or a March 10, 2014 public offering registered in the United States before Petrobras made available to its security holders an earnings statement covering a period of at least twelve months beginning after the effective date of the offerings (i.e. before August 11, 2014 in the case of the May 13, 2013 public offering and before May 15, 2015 in the case of the March 10, 2014 public offering) (“Petrobras Securities”).

Covered Transactions is defined to mean (i) any transaction in a Petrobras Security listed for trading on the New York Stock Exchange (“NYSE”); (ii) any transaction in a Petrobras Security that cleared or settled through the Depository Trust Company’s book-entry system; or (iii) any transaction in a Petrobras Security that otherwise qualifies as “domestic” under the Supreme Court’s decision in Morrison v. National Australia Bank, 561 U.S. 247 (2010). Excluded from the definition of Covered Transaction are purchases of any Petrobras Security on the Brazilian Stock Exchange (B3).

The claims released through the settlement include all pending and prospective claims that (i) were or could have been asserted in any federal, state or foreign court, tribunal, forum or proceeding, in connection with any of the Petrobras Securities, whether arising from federal, state, foreign, or common law, or (ii) that arise out of or relate in any manner to the Class Action or the allegations, claims, defenses, and counterclaims asserted in the Class Action. Such claims are released by all Settlement Class Members, on behalf of themselves and each of their respective predecessors, successors, assigns, parents, subsidiaries and other affiliates, officers, directors, employees, partners, members, managers, owners, trustees, beneficiaries, advisors, consultants, insurers, reinsurers, stockholders, investors, nominees, custodians, attorneys, heirs, representatives, administrators, executors, devisees, legatees, and estates, any Person(s) they represent in connection with the Class Action or in connection with the purchase or sale of any Petrobras securities during the Class Period, and any Person(s) who claims through or on behalf of them. Settlement Class Members also commit that they shall not provide any support or assistance to the plaintiffs in the Individual Actions, or to any plaintiff in any other pending or future actions in any federal, state or foreign court, tribunal, forum or proceeding, asserting allegations that could have been asserted in the Class Action in pursuing their claims against the Petrobras or any of the Released Parties.

The Class Action Settlement eliminates the risk of an adverse judgment which, as Petrobras has previously reported, could have a material adverse effect on the Company and its financial situation, and puts an end to the uncertainties, burdens and costs of protracted litigation.

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 million (R$ 9,759) to resolve claims in two installments of US$ 983 million (R$ 3,252) and a further installment of US$ 984 (R$ 3,255). Accordingly, the Company charged R$ 11,198 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to the Petrobras’s portion of the settlement. On March 1, 2018, Petrobras and PGF disbursed the first installment into an escrow account designated by the lead plaintiff and accounted for it as other current assets. The second installment was deposited on July 2, 2018, 10 days after the final approval of the Class Action Settlement. Foreign exchange losses on the provision amounted to R$ 1,962 at September 30, 2018 and were accounted for as other income and expenses. The third installment will be paid by January 15, 2019.

Certain objectors have appealed the District Court’s final approval decision. In the event that a higher court annuls the agreement, or if the agreement does not become final for other reasons, the Company will return to its position prior to the Class Action Settlement and, depending on the outcome of the subsequent litigation, the Company might be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

Individuals are seeking measures against Petrobras in Brazil to annul and/or suspend the Class Action Settlement. No adverse action has been taken to date against the settlement.

With respect to the thirteen outstanding Individual Actions, only two plaintiffs exercised the option of being excluded from the Class Action Settlement. In September 2018, one of those two plaintiffs voluntarily rejoined the Class Action Settlement and the Company agreed in principle to settle the second plaintiff’s Individual Action.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The remaining Pending Individual Actions involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, and analysis by retained experts. Except as set forth above, the Company is unable to make a reliable estimate of eventual loss, if any, arising from Pending Individual Actions that did opt out of the Class Action Agreement.

The Company intends to defend these actions vigorously.

28.4.2.	Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requesting a hearing to discuss some aspects of the case.

On August 23, 2017, a hearing was held at the District Court in Rotterdam to establish the timeframe for proceedings. Petrobras (and other defendants) presented preliminary defenses on November 29, 2017 and the Foundation presented its response on March 28, 2018. On June 28, 2018, a hearing was held for the parties to present oral arguments. The District Court issued judgment on these preliminary issues on September 19, 2018. There was no decision on the merits, once the Court ruled only on procedural issues and the class action will proceed to the next stages.  Based on the current timeframe, the parties and the court will discuss the further course of the proceedings on the basis of a skeleton of Petrobras' defense.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules to this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensation as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of this action. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato investigation and aims to present and prove this condition before the Netherlands authorities.

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. The Foundation is not able to demand compensation for damages under the class action. Eventual compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors or on their behalf, unless a settlement agreement is executed including such investors.  Depending on the outcome of these complaints, the company may have to pay substantial amounts, which may cause a significant effect on its financial condition, its financial statements or consolidated cash flow in a certain period.

The Company denies the allegations presented by the Foundation and intend to defend themselves vigorously.

28.4.3.	Arbitration in Brazil

Petrobras is also currently a party to 5 arbitration proceedings brought by Brazilian and foreign investors that purchased Petrobras’ shares traded in Brazilian Stock Exchange (B3), alleging financial losses caused by facts uncovered in the Lava Jato Operation.

These claims involve complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery and analysis by retained experts.

Moreover, the claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company is unable to make a reliable estimate of eventual loss arising from such arbitrations asserted.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Depending on the outcome of these complaints, the company may have to pay substantial amounts, which may cause a significant effect on its financial condition, its financial statements or consolidated cash flow in a certain period.

Petrobras intends to defend these claims vigorously.

28.4.4.	Arbitration in Argentina

On September 11, 2018,  Petrobras was served of an arbitral claim filed by Consumidores Financieros Asociación Civil para su Defensa ("Association") against the company and other individuals and legal entities, before the “Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires”. Among other issues, the Association alleges Petrobras' liability for a supposed loss of market value of Petrobras' shares in Argentina, due to proceedings related to Lava Jato Operation.

As a result of a preliminary analysis, Petrobras considers that the claim is totally ungrounded. However, considering: (i) that Petrobras has not even reply the complaint yet; (ii) that the proceeding is at an early stage and (iii) the uncertainties inherent in this kind of proceedings, it is not possible for the Company to identify possible risks related to this action and to produce a reliable estimate of the potential loss in this arbitration, if any.

Petrobras denies the allegations presented by the Association and intends to defend itself vigorously.

29.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,319 of which R$ 4,083 were still in force as of September 30, 2018, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 3,402 and bank guarantees of R$ 681.

30.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. While managing risks, the Company considers its corporate governance and controls, involving the Executive Risk Committee, technical departments and statutory committees monitoring, under the guidance of the Board of Executive Officers and the Board of Directors. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2018, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Derivatives not designated for hedge accounting
Future contracts - total (*)	(5,721)	(15,561)	(200)	(323)
Long position/Crude oil and oil products	67,523	43,862	−	−	2018
Short position/Crude oil and oil products	(73,244)	(59,423)	−	−	2018
OTC Options(*)
Put/Crude oil and oil products	128,000	−	−	−	2018
Forward contracts - total
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 185	US$ 55	5	1	2018
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 124	US$ 78	−	(1)	2018
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 3000	−	(167)	−	2019
Swap
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	327	305	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	1	41	2034
Total recognized in the Statement of Financial Position			(34)	23	−
(*) Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

		Gains/(losses) recognized in the statement of income (*)				Gains/(losses) recognized in the Shareholders’ Equity (**)
	2018		2017		2018		2017
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Commodity derivatives	(172)	(2,129)	(244)	8	−	−	(3)	(3)
Foreign currency derivatives	(280)	(565)	102	133	−	−	−	−
Interest rate derivatives	−	−	(4)	(12)	−	−	2	3
	(452)	(2,694)	(146)	129	−	−	(1)	−
Cash flow hedge on exports (***)	(3,166)	(8,673)	(2,569)	(7,375)	(4,977)	(31,158)	10,342	12,866
Total	(3,618)	(11,367)	(2,715)	(7,246)	(4,977)	(31,158)	10,341	12,866
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

	Guarantees given as collateral
	09.30.2018	12.31.2017
Commodity derivatives	400	679
Foreign currency derivatives	(249)	(166)
Total	151	513

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2018 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(1,108)	(2,215)
Forward contracts	Foreign currency - depreciation BRL x USD	16	(62)	(123)
Options	Crude oil and oil products - price changes	−	−	−
		16	(1,170)	(2,338)

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on September 30, 2018 / R$ x U.S. Dollar - a 6.3% appreciation of the Real. Source: Focus and Bloomberg. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

30.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

Accordingly, Petrobras executed a hedge strategy for part of its oil exports foreseen for 2018. The transaction was carried out during February and March, in a volume equivalent to 128 million barrels of oil. Over-the-Counter Put Options (OTC Put Options) were purchased with an average cost of US$ 3.48 per barrel and an average strike price of US$ 65 / barrel . These options will expire at the end of 2018.

This transaction aims to hedge a portion of the cash flow from operating activities for 2018, guaranteeing a minimum price level for the volume under this transaction without limiting the sales price if the average Brent price in the year exceeds the reference value, thereby protecting the Company in case of oil prices downturn while enabling to take advantage of higher prices. The goal is to reduce negative impacts on the Company's cash generation in the most adverse price scenarios, increasing the confidence on the strategy of reducing its leverage.

In the nine-month period ended September 30, 2018, the Company accounted for a R$ 1,466 loss as other income and expenses within corporate business segment due to a decrease in the fair value of these put options driven by the increase in the commodity price in the international market (R$ 550, R$ 900 R$ 16 in the first, second and third quarters of 2018, respectively).

From September 2018, the Company also has executed a hedge strategy related to gasoline prices and foreign exchange rates by using commodity derivatives and non-deliverable forwards (NDF), in order to improve flexibility of its pricing policy for this oil product. It allows the Company to hold constant gasoline prices in the domestic market for periods of up to 15 days, which represents a better alignment between the Company interest and demands from customers and market players in general.

The Company may apply this strategy in periods of high volatility of prices in order to meet the aforementioned alignment and generate results equivalent to those that would be generated if prices were adjusted on a daily basis.

The Company recognized a R$ 9 gain in the nine-month period ended September 30, 2018 arising from this strategy, which was implemented in September 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

30.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as:

•	High probable future transactions;
•	Monetary items; and
•	Firm commitments

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in US dollars, aiming at reducing the net exposure between obligations and receipts in this currency, representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the US dollar debt portfolio taking into account changes in such portfolio over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of debt obligations (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by debts in the hedging relationships for which they had been designated.

Only a portion of the Company’s forecast exports are considered highly probable. The highly probable future exports for each month are hedged by a proportion of the debt obligations with an equal US dollar nominal amount.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in US dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order to achieve the risk management strategy.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

If future exports, for foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designated for a new hedge relationship.

Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value. Accordingly, the Company recognized a R$ 398 loss as foreign exchange gain (losses) due to ineffectiveness.

The carrying amounts, the fair value as of September 30, 2018, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 4.0039 exchange rate are set out below:

				Present value of hedging instrument notional value at September 30, 2018
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2018 to September 2028	61,039	244,394

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated at December 31, 2017	58,400	193,189
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	16,429	59,300
Exports affecting the statement of income	(4,562)	(16,212)
Principal repayments / amortization	(9,228)	(32,112)
Foreign exchange variation	−	40,229
Amounts designated at September 30, 2018	61,039	244,394
Nominal value of hedging instrument at September 30, 2018	68,224	273,164

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 75.2%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2018 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2017	(38,058)	12,940	(25,118)
Recognized in shareholders' equity	(2,073)	705	(1,368)
Reclassified to the statement of income - occurred exports	10,059	(3,420)	6,639
Reclassified to the statement of income - exports no longer expected or not occurred	8	(3)	5
Balance at December 31, 2017	(30,064)	10,222	(19,842)
Recognized in shareholders' equity	(39,831)	13,543	(26,288)
Reclassified to the statement of income - occurred exports	8,673	(2,949)	5,724
Balance at September 30, 2018	(61,222)	20,816	(40,406)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP 2018-2022, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2018 is set out below:

	Consolidated
	2018	2019	2020	2021	2022	2023	2024	2025 to 2027	Total
Expected realization	(2,589)	(12,768)	(11,388)	(10,832)	(11,707)	(7,351)	(4,204)	(383)	(61,222)

IFRS 9 is effective from January 1, 2018 and provides for new requirements for hedge accounting. See note 6 for additional information on impacts of this new accounting standard on the Company’s financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

b)	Cross currency swap – Pounds Sterling x Dollar

In 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company does not expect to settle these swaps before their expiration dates.

c)	Non Delivery Forward (NDF) – Euro x Dollar

In 2018, the Company, also through PGT, entered into non delivery forwards with notional amount of Euro 3,000 million and maturing in 2019, in order to reduce its euro x dollar exposure raised by bonds issued. The Company does not intend to settle such derivatives before their expiration dates.

d)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 09.30.2018	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	26,890		(1,705)	6,723	13,445
Liabilities (**)	(272,695)	Dollar/Real	17,292	(68,174)	(136,348)
Cash flow hedge on exports	244,394		(15,498)	61,099	122,197
	(1,411)		89	(352)	(706)
Liabilities	(405)	Yen/Dollar	(5)	(101)	(203)
	(405)		(5)	(101)	(203)
Assets	13	Euro/Real	(1)	3	7
Liabilities	(64)		4	(16)	(32)
	(51)		3	(13)	(25)
Assets	13,868	Euro/Dollar	(28)	3,467	6,934
Liabilities	(28,258)		57	(7,065)	(14,129)
Non Deliverable Forward (NDF)	13,964		(28)	3,491	6,982
	(426)		1	(107)	(213)
Assets	2	Pound/Real	−	1	1
Liabilities	(82)		5	(21)	(41)
	(80)		5	(20)	(40)
Assets	11,557	Pound/Dollar	38	2,889	5,779
Liabilities	(18,787)		(62)	(4,697)	(9,394)
Derivative - cross currency swap	6,795		22	1,699	3,398
	(435)		(2)	(109)	(217)
Total	(2,808)		91	(702)	(1,404)

(*) On September 30, 2018, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 6.3% appreciation of the Real / Japanese Yen x U.S. Dollar - a 1.3% appreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.2% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 0.4% appreciation of the Pound Sterling / Real x Euro - a 6.5% appreciation of the Real / Real x Pound Sterling - a 6.0% appreciation of the Real. Source: Focus and Bloomberg.

(**) It includes the Class Action provision as set out note 28.4.

30.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

30.4.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

30.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash need for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets (new markets and financial products), as well as funds under the partnership and divestment program.

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2018	2019	2020	2021	2022	2023 and thereafter	09.30.2018	12.31.2017
Principal	2,938	10,231	21,912	31,230	47,240	242,251	355,802	365,632
Interest	5,540	20,380	19,682	18,348	16,373	130,802	211,125	200,887
Total	8,478	30,611	41,594	49,578	63,613	373,053	566,927	566,519

31.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3: inputs are unobservable inputs for the asset or liability.
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	4,185	−	−	4,185
Foreign currency derivatives	−	332	−	332
Balance at September 30, 2018	4,185	332	−	4,517
Balance at December 31, 2017	6,051	346	−	6,397

Liabilities
Foreign currency derivatives	−	(166)	−	(166)
Commodity derivatives	(200)	−	−	(200)
Balance at September 30, 2018	(200)	(166)	−	(366)
Balance at December 31, 2017	(323)	−	−	(323)

There are no material transfers between levels for the periods presented.

The estimated fair value for the Company’s debt, computed based on the prevailing market rates, is set out in note 15.3.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

32.	Subsequent events

Joint venture in Gulf of Mexico

In October 2018, the Company, through its wholly-owned subsidiary Petrobras America Inc. (PAI), entered into an agreement with Murphy Exploration & Production Company – USA (“Murphy”), a wholly-owned subsidiary of Murphy Oil Corporation, in order to establish a joint venture consisting of their producing properties of oil and gas activities in the Gulf of Mexico.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Murphy will hold an 80% interest in the joint venture and will be the operator of the fields’ production.

The transaction will involve a total amount of up to US$ 1,100 million to be received by PAI, made up of a lump sum payment of US$ 900 million corresponding to the difference between the value of assets used as contribution by both parties at the transaction closing, contingent payments of up to US$ 150 million to be made until 2025, and investments of up to US$ 50 million to be carried out by Murphy from 2019 linked to PAI production development costs in the St. Malo field, provided the execution of oil recovery projects.

As of September 30, 2018, cumulative impairment of R$ 1,484 million is recognized (see note 11). In the fourth quarter of 2018, the related assets are classified as held for sale and results will be affected by an additional loss of approximately US$ 300 million.

Privatization of Centrais Elétricas de Rondônia (Ceron)

On October 30, 2018, after fulfilling all the conditions established in Bid Notice No. 2/2018-PPI, for the concession of public electric power distribution, Eletrobras transferred to Energisa S /A all the common shares issued by CERON, thereby concluding the privatization process of this distributor.

Accordingly, the debt acknowledgement agreements entered into on April 30, 2018, together with the debt assumption agreements, which were conditioned to the distributor privatization, became effective and a portion of the debt was assumed by Eletrobras for which a collateralization process is ongoing. Regarding the part of the debt that remains owed by CERON, Energisa must present guarantees in substitution to those provided by Eletrobras.

The debt owed by Ceron as of October 31, 2018 amounted to R$ 2,428, of which R$ 2,088 was assumed by Eletrobras and the remaining amount (R$ 340) refers to Energisa. The Company is evaluating the impacts of this privatization on the recoverable value of these financial instruments and the possible impacts will be recognized in the fourth quarter of 2018.

Hibernation of fertilizer plants

On October 30, 2018, the Company extended to January 31, 2019 the hibernation of its fertilizer plants located in the states of Sergipe ("Fafen-SE") and Bahia ("Fafen-BA"). The initial decision to hibernate these units occurred on March 20, 2018, following the Company’s plan to withdrawal its entire interest in petrochemical business, as set forth in the BMP 2018-2022.

The Company has discussed with authorities from these states alternatives to the hibernation, including a possible lease arrangement involving these units.

Sale of Petrobras Oil & Gas B.V. (PO&GBV)

On October 31, 2018, the wholly owned subsidiary Petrobras International Braspetro BV (PIBBV) entered into an agreement to sale its 50% interest in PO&GBV to Petrovida Holding B.V, a company formed in partnership by Vitol Investment Partnership II Ltd, Africa Oil Corp and Delonex Energy Ltd.

PO&GBV is a joint venture in the Netherlands formed by PIBBV (50%) and BTG Pactual E&P B.V. (50%), consisting of assets located in Nigeria. It has 8% interest in the Agbami producing field, and 16% interest in Akpo producing field and Egina developing field (final stage). PO&GBV does not operate any of these fields.

The transaction will involve a total amount of up to US$ 1,530 million, with a cash payment of US$ 1,407 million, subject to adjustments until the closing of the transaction, and a deferred payment of up to US$ 123 million, to be settled as soon as the Agbami field redetermination process is implemented.

This transaction is subject to customary conditions precedent, such as approvals by relevant Nigerian authorities.

Pre-payment of debt and new financings

In line with its liability management strategy, the Company undertook the following financial transaction aiming to improve its debt repayment profile and meet its leverage target as set forth in 2018-2022 BMP:

•

Prepayment of finance debt with Banco do Brasil, on October 4, 2018, maturing in 2020 and amounting to R$ 2,000 million. Simultaneously, it signed with the same bank a new line of credit in the same amount that matures in 2025; and

•

Prepayment of finance debt with Banco Santander, on October 31, 2018, in the amount of US$ 1,000 million, that would mature in 2023. Simultaneously, it signed with the same bank a new line of credit of US$ 750 million, maturing in October 2028.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

33.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2017 and the interim statements as of September 30, 2018
	Number of notes
Notes to the Financial Statements	Annual for 2017	Quarterly information for 3T-2018
The Company and its operations	1	1
Basis of preparation and presentation of financial statements	2	2
The “Lava Jato (Car Wash) investigation” and its effects on the Company	3	3
Summary of significant accounting policies	4	4
Accounting estimates	5	5
Cash and cash equivalents and Marketable securities	7	6
Trade and other receivables	8	7
Inventories	9	8
Disposal of Assets and other changes in organizational structure	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Exploration and evaluation of oil and gas reserves	15	13
Trade payables	16	14
Finance debt	17	15
Leases	18	16
Related-party transactions	19	17
Provision for decommissioning costs	20	18
Taxes	21	19
Employee benefits (Post-Employment)	22	20
Equity	23	21
Sales revenues	24	22
Other income and expenses	25	23
Costs and Expenses by nature	26	24
Net finance income (expense)	27	25
Supplemental information on statement of cash flows	28	26
Segment information	29	27
Provisions for legal proceedings	30	28
Collateral for crude oil exploration concession agreements	32	29
Risk management	33	30
Fair value of financial assets and liabilities	34	31
Subsequent events	35	32

The notes to the annual report 2017 that were suppressed in the 3Q-2018 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
New standards and interpretations	6
Impairment	14

Contingent assets	30.5
Commitment to purchase natural gas	31
Capital management	33.4
Insurance	33.7

Statement of directors on interim financial statements and auditors’ report on the review of quarterly information

PETROBRAS

In compliance with the regulation Instruction of Brazilian Securities and Exchange Commission (CVM), the Chief Executive Officer and the Board of Executive Officers of Petróleo Brasileiro S.A. – Petrobras, publicly traded company, with its headquarters at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ 33.000.167/0001-01, declare that the interim financial statements have been prepared in accordance with the law or the bylaws and that:

(i)	reviewed, discussed and agreed with the interim financial statements of Petrobras for the period ended September 30, 2018;
(ii)

reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the interim financial statements of Petrobras for the period ended September 30, 2018.

Rio de Janeiro, November 5, 2018.

Ivan de Souza Monteiro	Rafael Salvador Grisolia
Chief Executive Officer	Chief Financial Officer and Chief Investor Relations Officer

Hugo Repsold Júnior	Nelson Luiz Costa Silva
Chief Production Development and Technology Officer	Chief Strategy and Performance Officer

Eberaldo de Almeida Neto	Jorge Celestino Ramos
Chief Corporate Affairs Officer	Chief Refining and Natural Gas Officer

Solange da Silva Guedes	Rafael Mendes Gomes
Chief Exploration and Production Officer	Chief Governance and Compliance Officer

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended September 30, 2018, which comprises the balance sheet as of September 30, 2018 and the respective statements of income and comprehensive income for the three and nine months period then ended, and changes in shareholders' equity and cash flows for the nine months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis - Impact of the Lava Jato Operation on the Company’s results

We draw attention to Note 3 of the interim financial information, which describes that no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014.

Our report is not modified as a result of this matter.

Other matters - Statements of added value

The individual and consolidated statements of value added for the nine months period ended September 30, 2018, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, November 5, 2018.

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

______________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer